Filed Pursuant to Rule 424(b)(3)

Registration No. 333-208315

REDWOOD MORTGAGE INVESTORS IX, LLC

SUPPLEMENT NO. 2

TO THE PROSPECTUS DATED JUNE 9, 2016

This Supplement No. 2 supplements the prospectus dated June 9, 2016 (the “June 2016 Prospectus”), as supplemented by Supplement No. 1, dated August 19, 2016, and together with the June 2016 Prospectus forms a part of the registration statement on Form S-11 (Registration No. 333-208315) of Redwood Mortgage Investors IX, LLC relating to the offering of up to 120,000,000 units of limited liability company interests.

The purpose of this Supplement No. 2 is to update and supplement the June 2016 Prospectus with (i) the information contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Quarterly Report”), which we filed with the SEC on November 10, 2016 and is attached as Appendix A without exhibits and (ii) a new form of Selected Investment Advisor Agreement which is attached Appendix B.

This Supplement No. 2 should be read in conjunction with the June 2016 Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the June 2016 Prospectus, including any amendments or supplements to it.

The date of this Supplement No. 2 is November 14, 2016

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-Q

(Mark one)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

☐	TRANSITION REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number: 000-55601

REDWOOD MORTGAGE INVESTORS IX, LLC

(Exact name of registrant as specified in its charter)

Delaware	26-3541068
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1825 S. Grant Street, Suite 250, San Mateo, CA	94402-2678
(Address of principal executive offices)	(Zip Code)

(650) 365-5341

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  YES    ☐  NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  YES    ☐  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  YES    ☒  NO

Part I – FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

REDWOOD MORTGAGE INVESTORS IX, LLC

Balance Sheets

September 30, 2016 (unaudited) and December 31, 2015 (audited)

	September 30,	December 31,
	2016	2015
ASSETS
Cash and cash equivalents	$4,095,647	$1,808,839
Loans
Principal	34,537,126	27,360,138
Advances	20,756	22,731
Accrued interest	235,056	177,209
Loan balances secured by deeds of trust	34,792,938	27,560,078
Loan administrative fees, net	37,215	86,398
Total loans	34,830,153	27,646,476
Total assets	$38,925,800	$29,455,315

LIABILITIES, INVESTORS IN APPLICANT STATUS, AND MEMBERS’ CAPITAL
Liabilities – Accounts payable	$196	$2,664

Investors in applicant status	2,549,997	1,022,865

Members’ capital, net	38,806,731	30,171,527
Receivable from manager (formation loan)	(2,431,124)	(1,741,741)
Members’ capital, net, less formation loan	36,375,607	28,429,786
Total liabilities, investors in applicant status and members’ capital	$38,925,800	$29,455,315

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Statements of Income

For the Three and Nine Months Ended September 30, 2016 and 2015 (unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues, net
Interest income	$696,544	$462,963	$1,917,460	$1,272,594
Late fees	4,539	1,951	11,352	7,283
Total revenues	701,083	464,914	1,928,812	1,279,877

Provision for loan losses	—	—	—	—

Operations Expense
Mortgage servicing fees	20,228	13,501	55,749	38,714
Asset management fees, net (Note 3)	—	—	—	—
Costs from Redwood Mortgage Corp., net (Note 3)	—	—	—	36,286
Professional services, net (Note 3)	—	—	4,500	8,359
Other	1,663	110	5,849	14,177
Total operations expense	21,891	13,611	66,098	97,536
Net income	$679,192	$451,303	$1,862,714	$1,182,341
Members (99%)	672,400	446,790	1,844,086	1,170,518
Managers (1%)	6,792	4,513	18,628	11,823
	$679,192	$451,303	$1,862,714	$1,182,341

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Statement of Changes in Members’ Capital

For the Nine Months Ended September 30, 2016 (unaudited)

		Members’ Capital, net
	Investors In Applicant Status	Members’ Capital	Manager’s Capital	Unallocated Organization and Offering Expenses	Members’ Capital, net
Balance at December 31, 2015	$1,022,865	$31,403,178	$47,874	$(1,279,525)	$30,171,527
Contributions on application	10,008,518	—	—	—	—
Contributions admitted to members' capital	(8,481,386)	8,481,386	8,493	—	8,489,879
Premiums paid on application by RMC	11,594	—	—	—	—
Premiums admitted to members' capital	(11,594)	11,594	—	—	11,594
Net income	—	1,844,086	18,628	—	1,862,714
Earnings distributed to members	—	(1,723,613)	(17,571)	—	(1,741,184)
Earnings distributed used in DRIP	—	970,934	—	—	970,934
Members’ redemptions	—	(600,645)	—	—	(600,645)
Organization and offering expenses	—	—	—	(381,661)	(381,661)
Manager reimbursement	—	—	—	23,311	23,311
Early withdrawal penalties	—	—	—	262	262
Balance at September 30, 2016	$2,549,997	$40,386,920	$57,424	$(1,637,613)	$38,806,731

Statement of Changes in Members’ Capital

For the Three Months Ended September 30, 2016 (unaudited)

		Members’ Capital, net
	Investors In Applicant Status	Members’ Capital	Manager’s Capital	Unallocated Organization and Offering Expenses	Members’ Capital, net
Balances at June 30, 2016	$1,509,600	$37,318,444	$47,749	$(1,516,259)	$35,849,934
Contributions on application	3,923,003	—	—	—	—
Contributions admitted to members' capital	(2,882,606)	2,882,606	2,883	—	2,885,489
Premiums paid on application by RMC	—	—	—	—	—
Premiums admitted to members' capital	—	—	—	—	—
Net income	—	672,400	6,792	—	679,192
Earnings distributed to members	—	(624,011)	—	—	(624,011)
Earnings distributed used in DRIP	—	346,001	—	—	346,001
Members’ redemptions	—	(208,520)	—	—	(208,520)
Organization and offering expenses	—	—	—	(129,717)	(129,717)
Manager reimbursement	—	—	—	8,101	8,101
Early withdrawal penalties	—	—	—	262	262
Balance at September 30, 2016	$2,549,997	$40,386,920	$57,424	$(1,637,613)	$38,806,731

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Statements of Cash Flows

For the Three and Nine Months Ended September 30, 2016 and 2015 (unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015
Operations
Interest received	$690,103	$455,652	$1,887,752	$1,318,040
Other loan income	4,589	1,951	11,502	7,283
Loan administrative fee reimbursed (paid)	-	14,162	21,044	(76,012)
Operations expense	(17,775)	(13,179)	(68,148)	(19,296)
Total cash provided by (used in) operations	676,917	458,586	1,852,150	1,230,015
Investing – loan principal/advances
Principal collected on loans	4,105,589	4,736,100	14,611,262	10,780,949
Loans originated	(7,620,750)	(5,256,730)	(21,788,250)	(14,274,123)
Advances on loans	311	(13,376)	1,976	(13,611)
Total cash provided by (used in) investing	(3,514,850)	(534,006)	(7,175,012)	(3,506,785)
Financing – members’ capital
Contributions by members, net
Contributions by members	3,925,921	1,969,425	10,028,663	6,063,454
Organization and offering expenses paid, net	(121,616)	(98,744)	(358,351)	(276,062)
Formation loan funding	(273,910)	(138,980)	(689,746)	(424,999)
Formation loan collected	-	-	-	8,366
Total cash provided by members, net	3,530,395	1,731,701	8,980,566	5,370,759
Distributions to members
Earnings distributed	(278,011)	(189,032)	(770,251)	(546,333)
Redemptions	(208,520)	(286,771)	(600,645)	(788,611)
Cash distributions to members	(486,531)	(475,803)	(1,370,896)	(1,334,944)
Total cash provided by (used in) financing	3,043,864	1,255,898	7,609,670	4,035,815
Net increase (decrease) in cash	205,931	1,180,478	2,286,808	1,759,045
Cash, beginning of period	3,889,716	1,842,881	1,808,839	1,264,314
Cash, end of period	$4,095,647	$3,023,359	$4,095,647	$3,023,359

Reconciliation of net income to net cash provided by (used in) operating activities

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015
Net income	$679,192	$451,303	$1,862,714	$1,182,341
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Amortization of loan administrative fees	9,799	37,913	28,139	112,130
Change in operating assets and liabilities
Accrued interest	(16,239)	(13,042)	(57,847)	(34,502)
Receivable from affiliate	3,541	—	—	77,347
Loan administrative fees reimbursed (paid)	—	(18,020)	21,044	(108,194)
Accounts payable	—	—	—	—
Other	624	432	(1,900)	893
Total adjustments	(2,275)	7,283	(10,564)	47,674
Net cash provided by (used in) operating activities	$676,917	$458,586	$1,852,150	$1,230,015

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

NOTE 1 – ORGANIZATION AND GENERAL

In the opinion of the manager, the accompanying unaudited financial statements contain all adjustments, consisting of normal, recurring adjustments, necessary to present fairly the financial information included therein. These financial statements should be read in conjunction with the audited financial statements included in the company’s Form 10-K for the fiscal year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (or SEC). The results of operations for the three and nine month periods ended September 30, 2016 are not necessarily indicative of the operations results to be expected for the full year.

Redwood Mortgage Investors IX, LLC (RMI IX or the company) is a Delaware limited liability company formed in October 2008 to engage in business as a mortgage lender and investor by making and holding-for-investment mortgage loans secured by California real estate, primarily through first and second deeds of trust.

The company is externally managed. Redwood Mortgage Corp. (or RMC) is the manager of the company. The manager is solely responsible for managing the business and affairs of the company, subject to the voting rights of the members on specified matters. The manager acting alone has the power and authority to act for and bind the company. The manager is required to contribute to capital one tenth of one percent (0.1%) of the aggregate capital accounts of the members. The mortgage loans the company funds and/or invests in are arranged and generally are serviced by RMC.

The rights, duties and powers of the members and manager of the company are governed by the company’s operating agreement, the Delaware Limited Liability Company Act and the California Revised Uniform Limited Liability Company Act.  Members should refer to the company’s operating agreement for complete disclosure of its provisions.

Profits and losses are allocated among the members according to their respective capital accounts monthly after one percent (1%) of the profits and losses are allocated to the manager. The monthly results are subject to subsequent adjustment as a result of quarterly and year-end accounting and reporting. Federal and state income taxes are the obligation of the members, if and when taxes apply, other than the annual California franchise tax and any California LLC cash receipts taxes paid by the company.

The ongoing sources of funds for loans are the proceeds from (1) sale of members’ units, including units sold by reinvestment of distributions (DRIP), (2) loan payoffs, (3) borrowers’ monthly principal and interest payments, and, (4) to a lesser degree and, if obtained, a line of credit.  Cash generated from loan payoffs and borrower payments of principal and interest is used for operating expenses, income distributions to members, reimbursements to RMC of origination and offering expenses and unit redemptions.  The cash flow, if any, in excess of these uses is re-invested in new loans.

Ongoing public offering of units/ SEC registrations

In June 2016, the company’s Registration Statement on Form S-11 filed with SEC (SEC File No. 333-208315) to offer up to 120,000,000 units ($120,000,000) to the public and 20,000,000 units ($20,000,000) to its members pursuant to our distribution reinvestment plan (DRIP) became effective and is effective for up to three (3) years thereafter.

The units have been registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (or the Exchange Act). Such registration of the units, along with the satisfaction of certain other requirements under ERISA, enables the units to qualify as “publicly-offered securities” for purposes of the Employee Retirement Income Security Act of 1974 (or ERISA) and regulations issued thereunder. By satisfying those requirements, the underlying assets of the company should not be considered assets of a “benefit plan investor” (as defined under ERISA) by virtue of the investment by such benefit plan investor in the units.

Distribution policy

Cash available for distribution at the end of each calendar month is allocated ninety-nine percent (99%) to the members and one percent (1%) to the manager. Cash available for distribution means cash funds provided from operations (excluding repayments for loan principal and other capital transaction proceeds), net of cash funds used to pay certain operating expenses and debt repayments, less amounts set aside for creation or restoration of reserves. The manager may withhold from cash available for distribution otherwise distributable to the members with respect to any period the respective amounts of organization and offering expenses allocated to the members for the applicable period pursuant to the company’s reimbursement and allocation of organization and offering expenses policy.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Per the terms of the company’s operating agreement, cash available for distribution allocated to the members is allocated among the members in proportion to their percentage interests (except with respect to differences in the amounts of organization and offering expenses allocated to the respective members during the applicable period) and in proportion to the number of days during the applicable month that they owned such percentage interests.

Distributions allocable to members, other than those participating in the DRIP, are distributed to them in cash at the end of each calendar month. The manager’s allocable share of cash available for distribution is also distributed not more frequently than with cash distributions to members. Cash available for distribution allocable to members who participate in the DRIP is credited to their respective capital accounts at the end of each calendar month.

Distribution reinvestment plan

The DRIP provision of the operating agreement permits members to elect to have all or a portion of their monthly distributions reinvested in additional units. Members may withdraw from the DRIP with written notice.

Liquidity and unit redemption program

No public trading market exists for the units and none is likely to develop. Thus, there is no certainty the units can be sold at a price equal to the stated value of the capital account. In order to provide liquidity, the company adopted a unit redemption program that provides for a member to redeem all or part of its units, subject to certain limitations.

After a one-year period, a member may redeem all or part of its units, subject to certain limitations. The price paid for redeemed units is based on the lesser of the purchase price paid by the redeeming member or the member’s capital account balance as of the date of each redemption payment.  Redemption value is calculated as follows:

•	After one year: 92% of purchase price or the capital account balance, whichever is less;
•	After two years: 94% of purchase price or the capital account balance, whichever is less;
•	After three years: 96% of purchase price or the capital account balance, whichever is less;
•	After four years: 98% of purchase price or the capital account balance, whichever is less;
•	After five years: 100% of purchase price or the capital account balance, whichever is less.

The company redeems units at the end of each quarter, subject to certain limitations as provided for in the operating agreement.

The number of units that may be redeemed per quarter per individual member is subject to a maximum of the greater of 100,000 units or 25% of the member’s units outstanding. For redemption requests requiring more than one quarter to fully redeem, the percentage discount amount that, if any, applies when the redemption payments begin continues to apply throughout the redemption period and applies to all units covered by such redemption request regardless of when the final redemption payment is made.

The company will not, in any calendar year, redeem more than five percent (5%) of the weighted average number of units outstanding during the twelve-month period immediately prior to the date of the redemption. The company has not established a cash reserve from which to fund redemptions. The company’s capacity to redeem units upon request is limited by the availability of cash and the company’s cash flow.

Lending and investment guidelines, objectives and criteria

The company’s loans generally have shorter maturity terms than typical mortgages.  In the event a borrower is unable to repay in full the principal owing on the loan at maturity, the company may consider extending the term through a loan modification or may foreclose and take back the property for sale.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Generally, interest rates on the company’s mortgage loans are not affected by market movements in interest rates. If, as expected, we continue to make primarily fixed rate loans and interest rates were to rise, a possible result would be lower prepayments of the company’s loans. This increase in the duration of the time loans are on the books may reduce overall liquidity, which itself may reduce the company’s ability to invest into loans at higher interest rates. Conversely, if interest rates were to decline, we could see a significant increase in borrower prepayments. If we then invest in new loans at lower rates of interest, a lower yield to members may possibly result.

RMI IX’s primary investment objectives are to:

•	Yield a favorable rate of return from the company’s business of making and/or investing in mortgage loans,
•

Preserve and protect the company’s capital by making and/or investing in loans secured by California real estate, preferably income-producing properties geographically situated in the San Francisco Bay Area and the coastal metropolitan regions of Southern California, and,

•	Generate and distribute net cash flow from these mortgage lending and investing activities.

The company generally funds loans:

•	Having monthly payments of interest only or of principal and interest at fixed rates, calculated on a 30-year amortization basis with a balloon payment at maturity, and,
•	Having maturities of 5 years or less, not to exceed 15 years.

The cash flow and the income generated by the real property securing the loan factor into the credit decisions, as does the general creditworthiness, experience and reputation of the borrower. However, for loans secured by real property, other than owner-occupied personal residences, such considerations are subordinate to a determination that the value of the real property is sufficient, in and of itself, as a source of repayment. The amount of the company’s loan combined with the outstanding debt and claims secured by a senior deed of trust on the real property, if any, generally is not to exceed a percentage of the appraised value of the property (the “loan to value ratio”, or LTV) specified in the lending guidelines.

Unit sales commissions paid to broker-dealers/formation loan

Commissions for units sales to be paid to broker-dealers (B/D sales commissions) are paid by RMC and are not paid directly by the company out of offering proceeds. Instead, the company advances to RMC, from offering proceeds, amounts not exceeding seven percent (7%) of offering proceeds in the aggregate to pay the B/D sales commissions and premiums to be paid to investors in connection with unsolicited orders. The receivable arising from the advances is unsecured and non-interest bearing and is referred to as the “formation loan.”

Reimbursement and allocation of organization and offering expenses

The manager is reimbursed for, or the company may pay directly, organization and offering expenses (or O&O expenses) incurred in connection with the organization of the company or offering of the units including, without limitation, attorneys’ fees, accounting fees, printing costs and other selling expenses (other than sales commissions) in a total amount not exceeding 4.5% of the original purchase price of all units (other than DRIP units) sold in all offerings (hereafter, the “maximum O&O expenses”), and the manager pays any O&O expenses in excess of the maximum O&O expenses. For each calendar quarter or portion thereof after December 31, 2015 that a member holds units (other than DRIP units) and for a maximum of forty such quarters, a portion of the O&O expenses borne by the company is allocated to and debited from that member’s capital account in an annual amount equal to 0.45% of the member’s original purchase price for those units, in equal quarterly installments of 0.1125% each commencing with the later of the first calendar quarter of 2016 or the first full calendar quarter after a member’s purchase of units, and continuing through the quarter in which such units are redeemed. If at any time the aggregate O&O expenses actually paid or reimbursed by the company since inception are less than the maximum O&O expenses, the company shall first reimburse the manager for any O&O expenses previously borne by it so long as it does not result in the company bearing more than the maximum O&O expenses, and any savings thereafter remaining shall be equitably allocated among (and serve to reduce any subsequent cost allocations to) those members who have not yet received forty quarterly allocations of O&O expenses, as determined in the good faith judgment of the managers. Any O&O expenses with respect to a member’s units that remain unallocated upon redemption of such units shall be reimbursed to the company by the manager.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Term of the company

The term of the company will continue until October 8, 2028, unless sooner terminated as provided in the operating agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Management estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Such estimates relate principally to the determination of the allowance for loan losses, including, when applicable, the valuation of impaired loans (which itself requires determining the fair value of the collateral), and the valuation of real estate held for sale and held as investment, at acquisition and subsequently. Actual results could differ significantly from these estimates.

-Fair value estimates

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact; and (iv) willing to transact.

Fair values of assets and liabilities are determined based on the fair-value hierarchy established in GAAP. The hierarchy is comprised of three levels of inputs to be used:

•

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly in active markets and quoted prices for identical assets or liabilities that are not active, and inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

•

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the company’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the company’s own data.

The fair value of the collateral is determined by exercise of judgment based on management’s experience informed by appraisals (by licensed appraisers), brokers’ opinion of values and publicly available information on in-market transactions. Appraisals of commercial real property generally present three approaches to estimating value: 1) market comparables or sales approach; 2) cost to replace; and 3) capitalized cash flows or investment approach. These approaches may or may not result in a common, single value. The market-comparables approach may yield several different values depending on certain basic assumptions, such as, determining highest and best use (which may or may not be the current use); determining the condition (e.g., as-is, when-completed or for land when-entitled); and determining the unit of value (e.g., as a series of individual unit sales or as a bulk disposition).

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Management has the requisite familiarity with the real estate markets it lends in generally and of the properties lent on specifically to analyze sales-comparables and assess their suitability/applicability. Management is acquainted with market participants – investors, developers, brokers, lenders – that are useful, relevant secondary sources of data and information regarding valuation and valuation variability. These secondary sources may have familiarity with and perspectives on pending transactions, successful strategies to optimize value and the history and details of specific properties – on and off the market – that enhance the process and analysis that is particularly and principally germane to establishing value in distressed markets and/or property types.

Collateral fair values are reviewed quarterly and the protective equity for each loan is computed. As used herein, “protective equity” is the arithmetic difference between the fair value of the collateral, net of any senior liens, and the loan balance, where “loan balance” is the sum of the unpaid principal, advances and the recorded interest thereon. This computation is done for each loan (whether impaired or performing), and while loans secured by collateral of similar property type are grouped, there is enough distinction and variation in the collateral that a loan-by-loan, collateral-by-collateral analysis is appropriate.

Cash and cash equivalents

The company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Periodically, the company’s cash balances in banks exceed federally insured limits.

Loans and interest income

Loans generally are stated at the unpaid principal balance (principal). Management has discretion to pay amounts (advances) to third parties on behalf of borrowers to protect the company’s interest in the loan. Advances include, but are not limited to, the payment of interest and principal on a senior lien to prevent foreclosure by the senior lien holder, property taxes, insurance premiums and attorney fees. Advances generally are stated at the amounts paid out on the borrower’s behalf and any accrued interest on amounts paid out, until repaid by the borrower.

The company may fund a specific loan origination net of an interest reserve to insure timely interest payments at the inception (one to two years) of the loan. As monthly interest payments become due, the company funds the payments into the affiliated trust account. In the event of an early loan payoff, any unapplied interest reserves would be first applied to any accrued but unpaid interest and then as a reduction to the principal.

If events and/or changes in circumstances cause management to have serious doubts about the collectability of the payments of interest and principal in accordance with the loan agreement, a loan may be designated as impaired.  Impaired loans are included in management’s periodic analysis of recoverability. Any subsequent payments on impaired loans are applied to late fees, then to the accrued interest, then to advances, and lastly to principal.

From time to time, the company negotiates and enters into loan modifications with borrowers whose loans are delinquent. In the normal course of the company’s operations, loans that mature may be renewed at then current market rates and terms for new loans. Such renewals are not designated as impaired, unless the renewed loan was previously designated as impaired.

Interest is accrued daily based on the principal of the loans.  An impaired loan continues to accrue as long as the loan is in the process of collection and is considered to be well-secured. Loans are placed on non-accrual status at the earlier of management’s determination that the primary source of repayment will come from the foreclosure and subsequent sale of the collateral securing the loan (which usually occurs when a notice of sale is filed) or when the loan is no longer considered well-secured. When a loan is placed on non-accrual status, the accrual of interest is discontinued; however, previously recorded interest is not reversed. A loan may return to accrual status when all delinquent interest and principal payments become current in accordance with the terms of the loan agreement.

Loan administration fees paid to RMC for loans funded by the company are capitalized and amortized over the life of the loan on a straight-line method which approximates the effective interest method.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Allowance for loan losses

Loans and the related accrued interest and advances are analyzed on a periodic basis for ultimate recoverability. Delinquencies are identified and followed as part of the loan system. Delinquencies are determined based upon contractual terms. For impaired loans, a provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral values, such that the net carrying amount (unpaid principal balance, plus advances, plus accrued interest less the specific allowance) is reduced to the present value of future cash flows discounted at the loan’s effective interest rate, or, if a loan is collateral dependent, to the estimated fair value of the related collateral, net of any senior loans, and net of any costs to sell in arriving at net realizable value if planned disposition of the asset securing a loan is by way of sale.

The fair value estimates of the related collateral are derived from information available in the real estate markets including similar property and may require the experience and judgment of third parties such as commercial real estate appraisers and brokers.

Loans determined not to be individually impaired are grouped by the property type of the underlying collateral, and for each loan and for the total by property type, the amount of protective equity or amount of exposure to loss is computed.

Based on its knowledge of the borrowers and their historical (and expected) performance, and the exposure to loss as indicated in the analysis, management estimates an appropriate reserve by property type for probable credit losses in the portfolio. Because the company is an asset-based lender, except as to owner-occupied residences, and because specific regions, neighborhoods and even properties within the same neighborhoods vary significantly as to real estate values and transaction activity, general market trends, which may be indicative of a change in the risk of a loss, and a borrower’s creditworthiness are secondary to the condition of the property, the property type and the neighborhood/region in which the property is located, and do not enter substantially into the determination of the amount of the non-specific (i.e., general) reserves.

The company charges off uncollectible loans and related receivables directly to the allowance account once it is determined the full amount is not collectible.

Real estate owned (REO)

Real estate owned (REO) is property acquired in full or partial settlement of loan obligations generally through foreclosure, and is recorded at acquisition at the lower of the amount owed on the loan (legal basis), plus any senior indebtedness, or at the property’s net realizable value, which is the fair value less estimated costs to sell, as applicable. The fair value estimates are derived from information available in the real estate markets, including similar property, and often require the experience and judgment of third parties such as commercial real estate appraisers and brokers. The estimates figure materially in calculating the value of the property at acquisition, the level of charge to the allowance for loan losses and any subsequent valuation reserves. After acquisition, costs incurred relating to the development and improvement of property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred.  After acquisition, REO is analyzed periodically for changes in fair values and any subsequent write down is charged to operations expenses. Any recovery in the fair value subsequent to such a write down is recorded and is not to exceed the value recorded at acquisition. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property and the terms of the sale, including potential seller financing.

Recently issued accounting pronouncements

On June 16, 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-13 (ASU 2016-13) Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

ASU 2016-13 introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including loans. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination.  ASU 2016-13’s approach, referred to as the current expected credit losses (CECL) model, applies to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investments in leases, as well as reinsurance and trade receivables. Upon initial recognition of the exposure, the CECL model requires an entity to estimate the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses (ECL) should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments.  ASU 2016-13 does not prescribe a specific method to make the estimate so its application will require significant judgment.

Generally, the initial estimate of the ECL and subsequent changes in the estimate will be reported in current earnings. The ECL will be recorded through an allowance for loan losses (ALL) in the statement of financial position.

ASU 2016-13 will be effective for SEC filers in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.

RMC is evaluating the impact of ASU 2016-13 on the credit analytics and other processes used in establishing the allowance for loan losses. The initial conclusion is that, because RMI IX is a real estate based lender, relying primarily on low LTV’s/significant protective equity in making the lending decision, the impact on reported financial position and results of operations will not be material to the financial position or results from operations of the company.

NOTE 3 – MANAGER AND OTHER RELATED PARTIES

RMC’s allocated one percent (1%) of the profits and losses was $6,792 and $4,513 for the three months ended and $18,628 and $11,823 for the nine months ended September 30, 2016 and 2015, respectively.

RMC, at its sole discretion, provided financial support in the form of fee waivers and absorbed expenses, that improved RMI IX’s net income and the return to investors in both 2016 and 2015.  Total support provided, as detailed below, was approximately $264,000 and $140,000 for the three months ended, and approximately $907,000 and $324,000 for the nine months ended September 30, 2016 and 2015, respectively.

The fee waivers and absorbed expenses by RMC were not made for the purpose of providing the company with sufficient funds to satisfy withdrawal requests, nor to meet any required level of distributions, as the company has no such required level of distributions. Any decision by RMC to waive fees and/or to absorb expenses, and the amount (if any) to be waived or absorbed, is made by RMC in its sole discretion. In determining the level of fees to be waived and/or expenses to be absorbed, RMC generally has been guided by the primary investment objectives of RMI IX to yield a favorable rate of return and to generate and distribute cash flow from investment activities (for 2016 and 2015 an annualized distribution rate of 6.5% of members’ capital account balances).  Beginning in 2016, members’ capital accounts (except contributions via DRIP units) are assessed 0.45% annually for 10 years for allocations of O&O expenses, and RMC has maintained net income support sufficient so that the O&O expense allocation is made without causing a reduction in members’ capital account balances. No assurance can be given that RMC will continue to provide net income support in the future.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Formation loan

Formation loan transactions are presented in the following table at September 30, 2016.

	Nine Months Ended	Since Inception
Balance, January 1, 2016	$1,741,741	$—
Formation loan advances to RMC	689,746	2,888,228
Payments received from RMC	—	(445,123)
Early withdrawal penalties applied	(363)	(11,981)
Balance, September 30, 2016	$2,431,124	$2,431,124
Subscription proceeds since inception		$41,175,396
Formation loan advance rate		7%

The future minimum payments on the formation loan are presented in the following table as of September 30, 2016.

2016	$174,174
2017	174,174
2018	174,174
2019	174,174
2020	174,174
Thereafter	1,560,254
Total	$2,431,124

The annual payments on the formation loan are one-tenth of the principal balance outstanding at December 31 of the prior year. Upon completion of the offering, the remaining principal balance outstanding will be paid over 10 years or, if less, over a period until the expiration of the term of our operating agreement, in equal annual installments. The repayment of the formation loan will be reduced partially by a portion of early redemption penalties paid to us and will be forgiven if the manager is removed and RMC is no longer receiving payments for services rendered.

The following commissions and fees are paid by borrowers directly to RMC.

-Brokerage commissions, loan originations

For fees in connection with the review, selection, evaluation, negotiation and extension of loans, RMC may collect a loan brokerage commission that is expected to range from approximately 2% to 5% of the principal amount of each loan made during the year. Total loan brokerage commissions in any year are limited to an amount not to exceed 4% of the total company assets at the beginning of the year. The loan brokerage commissions are paid by borrowers, and thus, are not an expense of the company. These fees totaled $139,061 and $126,202 for the three months ended, and $389,528 and $225,730 for the nine months ended September 30, 2016 and 2015, respectively.

-Other fees

RMC receives fees for processing, notary, document preparation, credit investigation, reconveyance and other mortgage related fees.  The amounts received are customary for comparable services in the geographical area where the property securing the loan is located, payable solely by the borrower and not by the company.  These fees totaled $13,976 and $13,567 for the three months ended and $55,200 and $30,161 for the nine months ended September 30, 2016 and 2015, respectively.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

The following fees are paid by the company to RMC.

-Loan administrative fees

RMC is entitled to receive a loan administrative fee in an amount up to 1% of the principal amount of each new loan originated or acquired on the company’s behalf by RMC for services rendered in connection with the selection and underwriting of potential loans.  Such fees are payable by the company upon the closing or acquisition of each loan. The loan administrative fees paid by the company to RMC were $0 and $18,020 for the three months ended, and $0 and $108,194 for the nine months ended September 30, 2016 and 2015, respectively. In August 2015 RMC, at its sole discretion, began waiving loan administrative fees. Loan administrative fees waived were approximately $82,708 for the three months ended, and $217,883 for the nine months ended September 30, 2016. For the three and nine months ended September 30, 2015, loan administrative fees waived totaled $34,547  There is no assurance RMC will waive these fees in the future.

-Mortgage servicing fees

RMC earns mortgage servicing fees from the company of up to one-quarter of one percent (0.25%) annually of the unpaid principal balance of the loan portfolio or such lesser amount as is reasonable and customary in the geographic area where the property securing the mortgage is located. RMC is entitled to receive these fees regardless of whether specific mortgage payments are collected. The mortgage servicing fees are accrued monthly on all loans. Remittance to RMC is made monthly unless the loan has been assigned a specific loss reserve, at which point remittance is deferred until the specific loss reserve is no longer required, or the property has been acquired by the company. To enhance the earnings of the company, RMC, in its sole discretion, may elect to accept less than the maximum amount of the mortgage servicing fee. An increase or decrease in this fee within the limits set by the operating agreement directly impacts the yield to the members. Mortgage servicing fees incurred and paid were $20,228 and $13,501  for the three months ended, and $55,749 and $38,714 for the nine months ended September 30, 2016 and 2015, respectively. RMC did not waive any mortgage servicing fees during the three and nine months ended September 30, 2016 and 2015.

-Asset management fees

RMC is entitled to receive a monthly asset management fee for managing the company’s portfolio and operations in an amount up to three-quarters of one percent (0.75%) annually of the portion of the capital originally committed to investment in mortgages, not including leverage, and including up to two percent (2%) of working capital reserves. This amount is recomputed annually by subtracting from the then fair value of the company’s loans plus working capital reserves, an amount equal to the outstanding debt.

RMC, at its sole discretion, may elect to accept less than the maximum amount of the asset management fee.  An increase or decrease in this fee within the limits set by the operating agreement directly impacts the yield to the members. There is no assurance RMC will decrease or waive these fees in the future. The maximum asset management fees chargeable by RMC were $71,672 and $51,257 for the three months ended, and $197,307 and $143,595 for the nine months ended September 30, 2016 and 2015, respectively. For the three and nine months ended September 30, 2016 and 2015, no fees were collected.

-Costs through RMC

RMC, per the operating agreement, may request reimbursement by the company for operations expense incurred on behalf of the company, including without limitation, accounting and audit fees, legal fees and expenses, postage and preparation of reports to members and out-of-pocket general and administration expenses. Certain costs (e.g. postage) can be allocated specifically to the company.  Other costs are allocated on a pro-rata basis (e.g. by the company’s percentage of total capital of all mortgage funds managed by RMC).  Payroll and consulting fees are broken out first based on activity, and then allocated to the company on a pro-rata basis based on percentage of capital to the total capital of all mortgage funds.  The decision to request reimbursement of any qualifying charges is made by RMC at its sole discretion. Costs incurred by RMC, for which reimbursement could have been requested, were $67,676 and $40,473 for the three months ended, and $189,425 and $111,127 for the nine months ended September 30, 2016 and 2015, respectively. For the three and nine months ended September 30, 2016 no fees were collected. For the three and nine months ended September 30, 2015, fees totaling $0 and $36,286, respectively, were collected.

-Professional Services

RMC, at its sole discretion, may elect to reimburse the company for professional services (primarily audit and tax expense). An increase or decrease in reimbursements by RMC directly impacts the yield to the members. RMC reimbursed the company for professional services of $42,298 and $13,644 for the three months ended, and $301,972 and $71,186 for the nine months ended September 30, 2016 and 2015, respectively.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Reimbursement and allocation of organization and offering expenses

Organization and offering expenses (O & O expenses) are summarized in the following table for the nine months ended September 30, 2016 and 2015.

	2016	2015
Balance, January 1	$1,279,525	$953,271
O&O expenses reimbursed to RMC	381,541	275,941
Early withdrawal penalties applied (1)	(262)	(3,477)
O&O expenses allocated	—	—
O&O expenses paid by the company	120	120
O&O expenses reimbursed by RMC (2)	(23,311)	—
Balance, September 30,	$1,637,613	$1,225,855
Gross proceeds admitted	$38,625,400	$27,241,215
Percent reimbursed to RMC	4.5%	4.5%
O & O expenses incurred by RMC, RMI IX inception to date	$5,167,339	$3,264,882
O & O expenses incurred by RMC and remaining to be reimbursed to RMC	$3,429,578	$2,039,027

(1)

Early withdrawal penalties collected are applied to the next installment of principal due under the formation loan and to reduce the amount owed RMC for O&O expenses.  The amounts credited will be determined by the ratio between the amount of the formation loan and the amount of offering costs incurred by the company.

(2)	RMC reimburses the company for any unallocated O&O expenses on units redeemed.

NOTE 4 – LOANS

Loans generally are funded at a fixed interest rate with a loan term of up to five years.  Loans acquired are generally done so within the first six months of origination, and purchased at the current par value, which approximates fair value. As of September 30, 2016, 83 of the company’s 88 loans (representing 98% of the aggregate principal of the company’s loan portfolio) have a loan term of five years or less from loan inception. The remaining loans have terms longer than five years. Substantially all loans are written without a prepayment penalty provision. As of September 30, 2016, 20 loans outstanding (representing 29% of the aggregate principal balance of the company’s loan portfolio) provide for monthly payments of interest only, with the principal due in full at maturity. The remaining loans require monthly payments of principal and interest, typically calculated on a 30-year amortization, with the remaining principal balance due at maturity.

Secured loans unpaid principal balance (principal)

Secured loan transactions are summarized in the following table for the nine months ended September 30, 2016 and 2015.

	2016	2015
Principal, January 1	$27,360,138	$19,185,660
Loans funded	600,000	—
Loans acquired from affiliates	21,188,250	14,274,123
Principal payments received	(14,611,262)	(10,780,949)
Principal, September 30	$34,537,126	$22,678,834

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Loan characteristics

Secured loans had the characteristics presented in the following table.

	September 30,	December 31,
	2016	2015
Number of secured loans	88	75
Secured loans – principal	$34,537,126	$27,360,138
Secured loans – lowest interest rate (fixed)	7.0%	7.5%
Secured loans – highest interest rate (fixed)	10.0%	10.0%

Average secured loan – principal	$392,467	$364,801
Average principal as percent of total principal	1.1%	1.3%
Average principal as percent of members’ capital	1.0%	1.3%
Average principal as percent of total assets	1.0%	1.2%

Largest secured loan – principal	$1,350,000	$1,200,000
Largest principal as percent of total principal	3.9%	4.4%
Largest principal as percent of members’ capital	3.5%	4.2%
Largest principal as percent of total assets	3.5%	4.1%

Smallest secured loan – principal	$14,223	$45,906
Smallest principal as percent of total principal	0.1%	0.2%
Smallest principal as percent of members’ capital	0.1%	0.2%
Smallest principal as percent of total assets	0.1%	0.2%

Number of counties where security is located (all California)	17	17
Largest percentage of principal in one county	23.7%	32.3%

Number of secured loans in foreclosure	1	1
Secured loans in foreclosure – principal	$191,047	$191,772

Number of secured loans with an interest reserve	—	—
Interest reserves	$—	$—

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Lien position

Secured loans had the lien positions presented in the following table.

	September 30, 2016			December 31, 2015
	Loans	Principal	Percent	Loans	Principal	Percent
First trust deeds	68	$28,557,550	83%	59	$21,204,614	77%
Second trust deeds	20	5,979,576	17	16	6,155,524	23
Total secured loans	88	34,537,126	100%	75	27,360,138	100%
Liens due other lenders at loan closing		10,972,632			9,564,255
Total debt		$45,509,758			$36,924,393

Appraised property value at loan closing		$96,526,082			$71,836,840

Percent of total debt to appraised values (LTV) at loan closing(1)		52.0%			54.8%

(1)

Based on appraised values and liens due other lenders at loan closing. The weighted-average loan-to-value (LTV) computation above does not take into account subsequent increases or decreases in property values following the loan closing nor does it include decreases or increases of the amount owing on senior liens to other lenders.

Property type

Secured loans summarized by property type are presented in the following table.

	September 30, 2016			December 31, 2015
	Loans	Principal	Percent	Loans	Principal	Percent
Single family(2)	66	$22,880,527	66%	58	$19,664,462	72%
Multi-family	4	2,200,854	6	4	2,266,402	8
Commercial	18	9,455,745	27	13	5,429,274	20
Total secured loan balance	88	$34,537,126	100%	75	$27,360,138	100%

(2)

Single family property type as of September 30, 2016 consists of 11 loans with principal of $3,572,182 that are owner occupied and 55 loans with principal of $19,308,345 that are non-owner occupied.  At December 31, 2015, single family property consisted of six loans with principal of $2,098,628 that were owner occupied and 52 loans with principal of $17,565,834 that were non-owner occupied.

Delinquency

Secured loans summarized by payment delinquency are presented in the following table.

	September 30, 2016		December 31, 2015
	Loans	Amount	Loans	Amount
Past Due
30-89 days	3	$1,269,290	1	$318,020
90-179 days	—	—	—	—
180 or more days	—	—	—	—
Total past due	3	1,269,290	1	318,020
Current	85	33,267,836	74	27,042,118
Total secured loan balance	88	$34,537,126	75	$27,360,138

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Modifications and troubled debt restructurings

There were no loan modifications made during the three and nine months ended September 30, 2016, and no modifications were in effect as of September 30, 2016 or December 31, 2015.

Loans in non-accrual status

At September 30, 2016 and December 31, 2015, there were no loans designated in non-accrual status.

Impaired loans/allowance for loan losses

At September 30, 2016 and December 31, 2015, the company had not designated any loans as impaired and had not recorded an allowance for loan losses, as all loans were deemed to have protective equity such that collection is reasonably assured for amounts owing.

Scheduled maturities

Secured loans are scheduled to mature as presented in the following table.

Scheduled maturities, as of September 30, 2016	Loans	Principal	Percent
2016(3)	7	$2,940,688	9%
2017	19	7,407,703	21
2018	20	9,364,895	27
2019	19	7,532,316	22
2020	11	2,642,860	7
2021	9	4,243,425	12
Thereafter	2	214,192	1
Total future maturities	87	34,346,079	99
Matured as of September 30, 2016(4)	1	191,047	1
Total secured loan balance	88	$34,537,126	100%

(3)	Loans maturing in 2016 from October 1 to December 31.
(4)	Loan matured in June 2016 and a multi-year extension is being negotiated.

Loans may be repaid or refinanced before, at or after the contractual maturity date.  On matured loans, the company may continue to accept payments while pursuing collection of amounts owed from borrowers.  Therefore, the above tabulation for scheduled maturities is not a forecast of future cash receipts.

For the three and nine months ended September 30, 2016, there were no renewals made.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

Distribution of loans within California

The distribution of secured loans outstanding by California counties is presented in the following table.

	September 30, 2016		December 31, 2015
	Principal	Percent	Principal	Percent
San Francisco Bay Area
Alameda	$8,187,300	23.7%	$5,121,849	18.7%
San Francisco	4,934,173	14.3	3,885,098	14.2
San Mateo	3,804,525	11.0	3,057,222	11.2
Solano	1,821,773	5.3	—	—
Contra Costa	1,403,454	4.0	1,303,036	4.7
Santa Clara	1,369,732	4.0	1,383,633	4.9
Marin	378,014	1.1	379,758	1.5
Sonoma	14,223	0.1	45,906	0.2
	21,913,194	63.5	15,176,502	55.4

Other Northern California
Monterey	2,022,868	5.9	559,304	2.1
Placer	1,076,175	3.1	359,118	1.3
Yolo	161,744	0.5	174,927	0.6
San Joaquin	158,648	0.4	159,533	0.6
Sacramento	—	—	214,607	0.8
	3,419,435	9.9	1,467,489	5.4

Northern California Total	25,332,629	73.4	16,643,991	60.8

Los Angeles & Coastal
Los Angeles	7,255,595	21.0	8,841,419	32.3
San Diego	953,343	2.8	593,019	2.2
Orange	497,045	1.4	747,708	2.7
	8,705,983	25.2	10,182,146	37.2

Other Southern California
Riverside	363,395	1.0	397,973	1.5
San Bernardino	135,119	0.4	136,028	0.5
	498,514	1.4	534,001	2.0

Southern California Total	9,204,497	26.6	10,716,147	39.2
Total Secured Loans	$34,537,126	100.0%	$27,360,138	100.0%

Commitments/loan disbursements/construction and rehabilitation loans

The company may make construction loans that are not fully disbursed at loan inception. Construction loans are determined by the manager to be those loans made to borrowers for the construction of entirely new structures or dwellings, whether residential, commercial or multi-family properties. The company will approve and fund the construction loan up to a maximum loan balance. Disbursements will be made periodically as phases of the construction are completed or at such other times as the loan documents may require. Undisbursed construction funds will be held in escrow pending disbursement. Upon project completion and receipt of a certificate of occupancy, construction loans are reclassified as permanent loans. Funding of construction loans is limited to 10% of the loan portfolio. At September 30, 2016, the company had no outstanding construction loans and no outstanding commitments to fund construction loans.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

The company may also make rehabilitation loans. A rehabilitation loan will be approved up to a maximum principal balance and, at loan inception, will be either fully or partially disbursed. If fully disbursed, a rehabilitation escrow account is established and advanced periodically as phases of the rehabilitation are completed or at such other times as the loan documents may require. If not fully disbursed, the rehabilitation loan will be funded from available cash balances and future cash receipts. The company does not maintain a separate cash reserve to fund undisbursed rehabilitation loan obligations. Rehabilitation loan proceeds are generally used to acquire and remodel single family homes for future sale or rental. Upon project completion, rehabilitation loans are reclassified as permanent loans. Funding of rehabilitation loans is limited to 15% of the loan portfolio. At September 30, 2016, the company had no outstanding rehabilitation loans and no outstanding commitments to fund rehabilitation loans.

Fair Value

The company does not record its loans at fair value on a recurring basis. Loans designated impaired (i.e., that are collateral dependent) are measured at fair value on a non-recurring basis. The company did not have any loans designated impaired at September 30, 2016 or December 31, 2015.

-

Secured loans, performing (i.e., not designated as impaired) (Level 2) - Each loan is reviewed quarterly for its delinquency, LTV adjusted for the most recent valuation of the underlying collateral, remaining term to maturity, borrower’s payment history and other factors. Also considered is the limited resale market for the loans. Most companies or individuals making similar loans as the company intend to hold the loans until maturity as the average contractual term of the loans (and the historical experience of the time the loan is outstanding due to pre-payments) is shorter than conventional mortgages. As there are no prepayment penalties to be collected, loan buyers may be hesitant to risk paying above par. Due to these factors, sales of the loans are infrequent, because an active market does not exist. The recorded amount of the performing loans (i.e., the loan balance) is deemed to approximate the fair value, although the intrinsic value of the loans would reflect a premium due to the interest to be received.

-

Secured loans, designated impaired (Level 2) - Secured loans designated impaired are deemed collateral dependent, and the fair value of the loan is the lesser of the fair value of the collateral or the enforceable amount owing under the note. The fair value of the collateral is determined by exercise of judgment based on management’s experience informed by appraisals (by licensed appraisers), brokers’ opinion of values and publicly available information on in-market transactions (Level 2 inputs).

The following methods and assumptions are used to determine the fair value of the collateral securing a loan.

-

Single family – Management’s preferred method for determining the fair market value of the company’s single-family residential assets is the sale comparison (sale comps) method. Management primarily obtains sale comps through its subscription to the RealQuest service, but also uses free online services such as Zillow.com and other available resources to supplement this data. Sale comps are reviewed for similarity to the subject property, examining features such as proximity to subject, number of bedrooms and bathrooms, square footage, sale date, condition and year built.

If applicable sale comps are not available or deemed unreliable, management will seek additional information in the form of brokers’ opinions of value or appraisals.

-

Multi-family residential – Management’s preferred method for determining the aggregate retail value of the company’s  multifamily units is the sale comparison method. Sale comps are reviewed for similarity to the subject property, examining features such as proximity to subject, rental income, number of units, composition of units by the number of bedrooms and bathrooms, square footage, condition, amenities and year built.

Where adequate sale comps are not available, management will seek additional information in the form of brokers’ opinions of value or appraisals.

Management’s secondary method for valuing multifamily assets as income-producing rental operations is the direct capitalization method.  In order to determine market capitalization rates (cap rates) for properties of the same class and location as the subject, management refers to published data from reliable third-party sources such as the CBRE Cap Rate Survey. Management applies the appropriate cap rate to the subject’s most recent available annual net operating income to determine the property’s value as an income-producing project. When reliable net operating income information is not available or the project is under development or is under-performing to market, management will seek additional information and analysis to determine the cost to improve and the intrinsic fair value.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

September 30, 2016 (unaudited)

-

Commercial buildings – Where commercial rental income information is available, management’s preferred method for determining the fair value of the company’s commercial real estate assets is the direct capitalization method. In order to determine market cap rates for properties of the same class and location as the subject, management refers to reputable third-party sources such as the CBRE Cap Rate Survey. Management then applies the appropriate cap rate to the subject’s most recent available annual net operating income to determine the property’s value as an income-producing commercial rental project. When reliable net operating income information is not available or the project is under development or is under-performing to market, management will seek additional information and analysis to determine the cost to improve and the intrinsic fair value.

Management supplements the direct capitalization method with additional information in the form of a sale comparison analysis (where adequate sale comps are available), brokers’ opinion of value, or appraisal.

-

Commercial land – Commercial land has many variations/uses, thus requiring management to employ a variety of methods depending upon the unique characteristics of the subject land. Management may rely on information in the form of a sale comparison analysis (where adequate sale comps are available), brokers’ opinion of value, or appraisal.

NOTE 5 – COMMITMENTS AND CONTINGENCIES, OTHER THAN LOAN COMMITMENTS AND ORGANIZATION AND OFFERING COSTS

Legal proceedings

In the normal course of business, the company may become involved in various legal proceedings such as assignment of rents, bankruptcy proceedings, appointment of receivers, unlawful detainers, judicial foreclosure, etc. to enforce the provisions of the deeds of trust, collect the debt owed under the promissory notes or protect or recoup its investment from the real property secured by the deeds of trust and to resolve disputes between borrowers, lenders, lien holders and mechanics.  None of these actions typically would be of any material importance. As of September 30, 2016, the company was not involved in any legal proceedings other than those that would be considered part of the normal course of business.

Commitments

The company had no contractual obligations, except to reimburse RMC for O&O expenses.

NOTE 6 – SUBSEQUENT EVENTS

None.

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited financial statements and notes thereto, which are included in Item 1 of this report on Form 10-Q, as well as the audited financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (or SEC). The results of operations for the three and nine month periods ended September 30, 2016 are not necessarily indicative of the operations results to be expected for the full year.

Forward-Looking Statements

Certain statements in this report on Form 10-Q which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act), including statements regarding the company’s expectations, hopes, intentions, beliefs and strategies regarding the future. Forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” “possible” or similar terms or variations on those terms or the negative of those terms.  Forward-looking statements include statements regarding trends in the California real estate market, future interest rates and economic conditions and their effect on the company and its assets, estimates as to the allowance for loan losses, estimates of future redemptions of units, future funding of loans by the company, and beliefs relating to how the company will be affected by current economic conditions and trends in the financial and credit markets.  Actual results may be materially different from what is projected by such forward-looking statements.  Factors that might cause such a difference include, but are not limited to, the following:

•	changes in economic conditions and interest rates,
•	the impact of competition and competitive pricing for mortgage loans,
•	downturns in the California real estate markets which affect the manager’s and our ability to find suitable loans in a weaker economy where there is less activity in the real estate market,
•	our ability to grow our mortgage lending business,
•	the manager’s ability to make and arrange for loans that fit our investment criteria,
•	the concentration of credit risks to which we are exposed,
•	increases in payment delinquencies and defaults on our mortgage loans, and
•	changes in government regulation and legislative actions affecting our business.

All forward-looking statements and reasons why results may differ included in this Form 10-Q are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Overview

Redwood Mortgage Investors IX, LLC (or we, RMI IX or the company) is a Delaware limited liability company formed in October 2008 to engage in business as a mortgage lender and investor by making and holding-for-investment mortgage loans secured by California real estate, primarily through first and second deeds of trust. The company is externally managed. Redwood Mortgage Corp. (or RMC, the manager or management) is the manager of the company.

See Note 1 (Organization and General) to the financial statements included in Part I, Item 1 of this report on Form 10-Q for additional detail on the organization and operations of RMI IX which detail is incorporated by this reference into this Item 2. For a detailed presentation of the company activities for which related parties are compensated and related transactions, including the formation loan to RMC, See Note 1 (Organization and General) and Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report, which presentation is incorporated by this reference into this Item 2.

Ongoing public offering of units/ SEC Registrations

In June, 2016, the company’s Registration Statement on Form S-11 filed with the SEC (SEC File No. 333-208315) to offer up to 120,000,000 units ($120,000,000) to the public and 20,000,000 units ($20,000,000) to its members pursuant to the DRIP became effective and continues for up to three (3) years thereafter.

The units have been registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (or the Exchange Act). Such registration of the units, along with the satisfaction of certain other requirements under ERISA, enables the units to qualify as “publicly-offered securities” for purposes of ERISA and regulations issued thereunder. By satisfying those requirements, the underlying assets of the company should not be considered assets of a “benefit plan investor” (as defined under ERISA) by virtue of the investment by such benefit plan investor in the units.

The following summarizes the proceeds from sales of units, from inception (October 5, 2009) through September 30, 2016.

	Proceeds
Gross proceeds admitted from investors	$38,625,400
From electing members under our distribution reinvestment plan	3,850,100
From premiums paid by RMC	160,498	(1)
Total proceeds from unit sales	$42,635,998

(1)

If a member acquired units through an unsolicited sale, the member’s capital account is credited with their capital contribution plus a premium paid by RMC equal to the amount of the sales commissions that otherwise would have been paid to a broker-dealer by RMC. This amount is reported in the year paid as taxable income to the member.

The proceeds from the sales of the units will not be segregated but will be commingled with the company’s cash. The ongoing sources of funds for loans are the proceeds from (1) sale of units, including units sold by reinvestment of distributions, (2) loan payoffs, (3) borrowers’ monthly principal and interest payments, and (4) to a lesser degree and, if obtained, a line of credit. Cash generated from loan payoffs and borrower payments of principal and interest is used for operating expenses, income distributions to members, reimbursements to RMC of O&O expenses, and unit redemptions. The cash flow, if any, in excess of these uses is reinvested in new loans.

Critical Accounting Policies

See Note 2 (Summary of Significant Accounting Policies) to the financial statements included in Part I, Item 1 of this report on Form 10-Q for a detailed presentation of critical accounting policies, which presentation is incorporated by this reference into this Item 2.

Results of Operations

General Economic Conditions - California

All of our mortgage loans are secured by California real estate. Our secured-loan investment activity and the value of the real estate securing our loans is significantly dependent on economic activity and employment conditions in the state. Wells Fargo’s Economics Group periodically provides timely, relevant information and analysis in its commentary and reports regarding California’s employment and economic conditions. Highlights from recently issued reports from Wells Fargo Securities Economic Group are presented below.

In the publication “California Employment Conditions” August 2016 (dated September 16, 2016), the Wells Fargo Economics Group notes:

California employers added 63,100 net new jobs in August, marking the second largest increase over the past year. The breakneck pace of hiring brought year-to-year nonfarm employment growth to 2.3 percent, which translates into an annual gain of 378,000 jobs. Nearly half of last month’s increase came from government employment, which added an outsized 27,900 jobs in August, with most of that gain occurring at the local level. We suspect that August’s unusually large rise in public sector payrolls is due to seasonal adjustment quirks surrounding the start of the school year. Local government payrolls tumbled in July for instance, and have added only 35,500 jobs over the past year.

Outside of the surge in government hiring, the jobs picture still looks solid. Private sector payrolls added 35,200 jobs in August and have added 332,800 jobs over the past year. Hiring in California’s important professional, scientific & technical services sector, which includes tech-related professions such as engineering, computer systems design and scientific research ramped up in August. Payrolls rose by 13,100 on the month, pushing the annual gain over 60,000. Energy-related industries continued to shed jobs in August, with employment in mining & logging reporting a loss of 400 jobs. In addition, manufacturers cut 3,400 jobs. Both industries have seen employment declines over the past year.

On a regional basis, the Los Angeles-Long Beach-Glendale metropolitan area accounted for the bulk of August’s gains, as employment rose by 15,300 jobs on the month. Riverside and Sacramento also reported healthy increases, each seeing payrolls rise by more than 5,000.

Recently released data from the Quarterly Census of Employment and Wages (QCEW) for the first quarter suggests that the Current Employment Statistics (CES), which is reported on a more frequent month-to-month basis, has understated job growth in California’s key information sector. The industry captures many tech-related professions, including positions in search portals, software and data processing, as well as occupations in the motion picture industry. The CES had estimated that information payrolls rose 3.4 percent year-to-year in the first quarter while the QCEW data show an 8.5 percent gain, marking the strongest pace since 2001. Hiring in the state’s sizable motion picture and sound recording industry rose at a staggering 16 percent year-to-year pace in the first quarter, according to the QCEW data, much stronger than the CES’s 1.9 percent estimate. Total job growth was also understated for the Los Angeles and San Francisco metro areas, as the QCEW reported a 3.0 percent and 3.8 percent increase, respectively, versus 2.5 percent and 3.5 percent in the CES.

In the publication: “California Mid-Year Economic Update” (dated June 23, 2016), the Wells Fargo Economics Group Notes:

Newly Released Data Show Stronger GDP Growth in the Golden State – While a few signs of slowing are evident, California’s economy remains in the midst of a tremendous run of economic growth. Nonfarm employment growth has averaged nearly three percent over the past three years, and the state’s jobless rate has tumbled to 5.2 percent, narrowing the gap to the U.S. rate to just half a percentage point.  California’s good fortune has largely been due to the rapid growth of technology, knowledge-based and creative industries.

Recently released data from the U.S. Bureau of Economic Analysis put some solid numbers behind California’s recent performance.  Real gross domestic product (GDP) grew 4.1 percent in 2015 to 2.46 trillion…. Growth slowed during the second half of the year, however, with real GDP rising at 2.7 percent annualized in the fourth quarter and averaging just 1.6 percent during the second half of the year. This past year marked the strongest growth rate since 2004 and was also one of the fastest growth rates of any state, tying Oregon for the largest percentage gain.  California easily outpaced the national average for the fourth consecutive year, as the nation grew at a lesser 2.4 percent growth pace.  California, which accounts for 13.8 percent of national GDP, accounted for 23.8 percent of the nation’s growth in 2015.

California’s world-renown technology sector, which is largely captured in the information and professional, scientific & technical services sectors, continued in the fourth quarter. The two sectors made the most significant contribution to California’s real GDP growth, contributing a combined 1.3 percentage points to the 2.7 percent overall annualized growth during the quarter.  Moreover, tech-related growth in California has far outpaced the national average over the past year, with tech output growing by a larger 10.3 percent in the California relative to a 6.0 percent gain nationwide.

Housing remains a bright spot in the state’s economy, as California’s burgeoning employment and population growth continues to fuel demand for new homes.  Residential construction activity ramped up in 2015, with single-family permits registering 44,132 units for the year, marking their highest level since 2007. The multifamily market also continued to thrive, with 53,479 units permitted in 2015. The gains in housing helped boost construction output, which accounted for 0.26 percentage points of real GDP growth in the fourth quarter. That said, we expect the pace of construction to moderate slightly through the balance of this year and in 2017. Multifamily development is set to cool from its breakneck pace and population growth is likely to take a bit of a breather, as residents and would-be residents re-examine the costs and the benefits of living in expensive coastal regions in the Bay Area and Southern California.

Performance highlights

Net income for the three months ended September 30, 2016 and 2015 was $679,192 and $451,303, respectively. Revenue from the interest on loans, gross for the three months ended September 30, 2016 increased by approximately $238,000 over the same period in 2015, due to the growth of the secured loan portfolio.  Operations expense for the three months ended September 30, 2016 increased by approximately $8,000, over the same period in 2015, due primarily to an increase in mortgage servicing fees and was offset by waived fees and costs absorbed by RMC. In the three months ended September 30, 2016 and 2015, the manager, at its sole discretion, provided significant financial support to the company by waiving fees and absorbing expenses, which had the effect of increasing net income. No assurance can be given that RMC will continue to provide net income support in the future.

Net income for the nine months ended September 30, 2016 and 2015 was $1,862,714 and $1,182,341, respectively. Revenue from the interest on loans, gross for the nine months ended September 30, 2016 increased by approximately $593,000 over the same period in 2015, due to the growth of the secured loan portfolio, and a consistent average interest rate.  Operations expense for the nine months ended September 30, 2016 decreased by approximately $31,000, over the same period in 2015, due primarily to an increase in mortgage servicing fees which was more than offset by fees waived and expenses absorbed by RMC. In the nine months ended September 30, 2016 and 2015, the manager, at its sole discretion, provided significant financial support to the company by waiving fees and absorbing expenses, which had the effect of increasing net income. No assurance can be given that RMC will continue to provide net income support in the future.

The fee waivers and expenses absorbed by RMC were not made for the purpose of providing the company with sufficient funds to satisfy withdrawal requests, nor to meet any required level of distributions, as the company has no such required level of distributions. Any decision by RMC to waive fees and/or to absorb expenses, and the amount (if any) to be waived or absorbed, is made by RMC in its sole discretion. In determining the level of fees to be waived and/or expenses to be absorbed, RMC generally has been guided by the primary investment objectives of RMI IX to yield a favorable rate of return and to generate and distribute cash flow from investment activities (for 2016 and 2015 an annualized distribution rate of 6.5% of members’ capital account balances).  Beginning in 2016, members’ capital accounts (except contributions via DRIP units) are assessed 0.45% annually for 10 years for allocations of O&O expenses, and RMC has maintained net income support sufficient so that the O&O expense allocation is made without causing a reduction in members’ capital account balances (See Note 3 (Manager and Other Related Parties) to the financial statements included in Part 1, Item 1 of this report, incorporated herein by reference.)

Key Performance Indicators

The table below shows key performance indicators at and for the nine months ended September 30.

	2016	2015	2014
Members’ capital, gross – end of period balance	$40,386,920	27,636,073	20,768,621
Members’ capital, gross – average balance	$35,793,150	24,855,900	18,991,196

Secured loans – end of period balance	$34,537,126	22,678,834	17,641,037
Secured loans – average daily balance	$30,158,651	20,914,565	16,040,345

Interest on loans, gross	$1,945,598	1,352,544	1,070,084
Portfolio interest rate(1)	8.6%	8.6%	9.0%
Effective yield rate(2)	8.6%	8.6%	8.9%

Amortization of loan administrative fees, net	$28,138	79,950	80,627
Percent of average daily balance(3)	0.1%	0.5%	0.7%

Interest on loans, net	$1,917,460	1,272,594	989,457
Percent of average daily balance(3)	8.5%	8.1%	8.2%

Provision for loan losses	$—	—	—
Percent of average daily balance(3)	0.0%	0.0%	0.0%

Total operations expense	$66,098	97,536	266,354

Net Income	$1,862,714	1,182,341	730,644
Percent of average members’ capital(4)(5)	6.9%	6.3%	5.1%

Member Distributions	$1,723,613	1,254,564	950,096
Percent	6.5%	6.5%	6.5%

Member Redemptions(6)	$600,645	788,611	50,053

(1)	Stated note interest rate, weighted daily average
(2)	Yield rate of interest on loans, annualized
(3)	Percent of secured loans – average daily balance, annualized
(4)	Percent of members’ capital, gross – average balance, annualized
(5)	Percent based on the net income available to members (excluding 1% allocated to manager)
(6)

Redemptions are made once a quarter, on the last business day of the quarter. The unit redemption program is ongoing and available to members beginning one year after the purchase of the units. The maximum number of units that may be redeemed in any year and the maximum amount of redemption available in any period to members are subject to certain limitations.

The table below shows key performance indicators at and for the three months ended September 30.

	2016	2015	2014
Members’ capital, gross – end of period balance	$40,386,920	27,636,073	20,768,621
Members’ capital, gross – average balance	$38,852,682	26,588,790	20,229,343

Secured loans – end of period balance	$34,537,126	22,678,834	17,641,037
Secured loans – average daily balance	$32,923,239	21,646,398	17,128,667

Interest on loans, gross	$706,343	468,695	366,153
Portfolio interest rate(1)	8.6%	8.6%	8.8%
Effective yield rate(2)	8.6%	8.6%	8.6%

Amortization of loan administrative fees, net	9,799	5,732	24,875
Percent of average daily balance(3)	0.1%	0.1%	0.6%

Interest on loans, net	$696,544	462,963	341,278
Percent of average daily balance(3)	8.5%	8.6%	8.0%

Provision for loan losses	$—	—	—
Percent of average daily balance(3)	0.0%	0.0%	0.0%

Total operations expense	$21,891	13,611	77,691

Net Income	$679,192	451,303	266,851
Percent of average members’ capital(4)(5)	6.9%	6.7%	5.2%

Member Distributions	$624,011	447,896	337,647
Percent	6.5%	6.5%	6.5%

Member Redemptions(6)	$208,520	286,771	50,053

(1)	Stated note interest rate, weighted daily average
(2)	Yield rate of interest on loans, annualized
(3)	Percent of secured loans – average daily balance, annualized
(4)	Percent of members’ capital, gross – average balance, annualized
(5)	Percent based on the net income available to members (excluding 1% allocated to manager)
(6)

Redemptions are made once a quarter, on the last business day of the quarter.  The unit redemption program is ongoing and available to members beginning one year after the purchase of the units.  The maximum number of units that may be redeemed in any year and the maximum amount of redemption available in any period to members are subject to certain limitations.

Members’ capital, gross – end of period balance

The September 30 end of period gross members’ capital balance for 2016 of $40,386,920, was an increase of approximately 46% ($12.8 million) over 2015’s $27,636,073.  The increase was due to new member sales and participation in our distribution reinvestment plan (DRIP), which was partially offset by redemptions and distributions. The company is continually seeking to increase the number of FINRA registered broker-dealer firms and their associated representatives that can sell our units and is focusing on expanding the states in which our units can be offered.

The table below shows distributions reinvested by members under the DRIP, total cash distributions to members and the percent of members’ capital electing cash distribution for the nine months ended September 30, 2016 and 2015, respectively.

	For the Nine Months Ended September 30, 2016	For the Nine Months Ended September 30, 2015
Reinvesting	$970,934	$719,168
Distributing	752,679	535,397
Total	$1,723,613	$1,254,565
Percent of members’ capital, electing distribution	44%	43%

Net cash provided by (used in) operations, net income and distributions to members, for quarters ended March 31, June 30 and September 30, 2016, are summarized in the following table:

				Percent Of
				Distributions	Percent Of
				Paid From	Net Income
	Net Cash			Net Cash	Available to
	Provided By	Net Income	Distributions	Provided By	Members
	(Used In)	Available	To	(Used In)	to Member
Quarter	Operations	To Members	Members(1)	Operations	Distributions (2)
2016 Q1	$549,076	$564,457	$527,520	100%	107%
2016 Q2	626,157	607,229	572,082	100%	106%
2016 Q3	676,917	672,400	624,011	100%	108%
	$1,852,150	$1,844,086	$1,723,613	100%	107%

(1)	Includes distributions reinvested pursuant to our DRIP.
(2)

RMC, at its sole discretion, provided significant financial support to the company by waiving fees and absorbing expenses which had the effect of increasing net income. Beginning in 2016, members’ capital accounts (except contributions via DRIP units) are assessed 0.45% annually for 10 years for allocations of O&O expenses, and RMC has maintained net income support sufficient so that the O&O expense allocation is made without causing a reduction in members’ capital account balances.

Secured loans – end-of-period balance

The September 30, 2016 end of period secured loan balance of $34,537,126 was an increase of approximately 52% ($11.9 million) over 2015’s $22,678,834. The increase in the balance of the secured loan portfolio is due to increased members’ capital available for lending and increased investment in California real estate markets, which expands the market for new loans. Secured loans as a percent of members’ capital (based on average daily balances) was 84.7% and 81.4% for the three months ended September 30, 2016 and 2015, respectively.

The company added approximately $3,425,000 and $15,696,000 of new loans for the three and nine months ended September 30, 2016, respectively.

As of September 30, 2016, 83 of the company’s 88 loans (representing 98% of the aggregate principal of the company’s loan portfolio) had a loan term of five years or less from loan inception. The remaining loans had terms longer than five years. Substantially all loans are written without a prepayment penalty provision. As of September 30, 2016, 20 loans outstanding (representing 29% of the aggregate principal balance of the company’s loan portfolio) provided for monthly payments of interest only, with the principal due in full at maturity. The remaining loans required monthly payments of principal and interest, typically calculated on a 30-year amortization, with the remaining principal balance due at maturity.

We have sought to exercise strong discipline in underwriting loan applications and lending against collateral at amounts that create a mortgage portfolio that has substantial protective equity as indicated by the overall conservative weighted average loan-to-value ratio (LTV) which at September 30, 2016 was 52.0%. Thus, per the appraisal-based valuations at the time of loan inception, borrowers have, in the aggregate, equity of 48.0% in the property, and we as lender have lent in the aggregate 52.0% (including other senior liens on the property) against the properties we hold as collateral for the repayment of our loans.

See Note 4 (Loans) to the financial statements included in Part I, Item 1 of this report for detailed presentations of the characteristics of the secured loan portfolio and on the allowance for loan losses, which presentations are incorporated by this reference into this  Item 2.

Analysis and discussion of income/(loss) from operations 2016 v. 2015 (for the nine months ended)

Significant changes to income or expense areas for the nine month period ended September 30, 2016 compared to the same period in 2015 are summarized in the following table.

	Interest Income	Provision/ Allowance For Loan Losses	Late Fees	Operations Expense	Net Income
For the nine months ended
September 30, 2016	$1,917,460	—	11,352	66,098	1,862,714
September 30, 2015	1,272,594	—	7,283	97,536	1,182,341
Change	$644,866	—	4,069	(31,438)	680,373

Change
Loan Balance Increase	$692,879	—	—	17,035	675,844
Loan Portfolio Effective Yield Rate	(48,013)	—	—	—	(48,013)
Late Fees	—	—	4,069	—	4,069
Capital Balance Increase	—	—	—	132,010	(132,010)
Managers Fees/Costs Waived	—	—	—	(168,296)	168,296
Manager Reimbursements	—		—	(7,716)	7,716
Expense Recognition Timing	—	—	—	5,982	(5,982)
Other	—	—	—	(10,453)	10,453
Change	$644,866	—	4,069	(31,438)	680,373

Interest income

Interest on loans, net increased $644,866 (51%) for the nine months ended September 30, 2016, compared to the same period in 2015 due to growth of the secured loan portfolio offset by a reduction in yield. The portfolio’s strong payment history to date has resulted in no loans being designated as non-accrual.

Provision for loan losses/allowance for loan losses

At September 30, 2016, the company had no allowance for loan losses as no loans were designated as impaired, and all loans had protective equity such that at September 30, 2016, collection was deemed probable for amounts owing. There were no loans past due more than 90 days at September 30, 2016.

Operations Expense

Significant changes to operating expense areas for the nine month period ended September 30, 2016 compared to the same period in 2015 are summarized in the following table.

	Mortgage Servicing Fees	Asset Management Fees, net	Costs From RMC, net	Professional Services, net	Other	Total
For the nine months ended
September 30, 2016	$55,749	—	—	4,500	5,849	66,098
September 30, 2015	38,714	—	36,286	8,359	14,177	97,536
Change	$17,035	—	(36,286)	(3,859)	(8,328)	(31,438)

Change
Loan Balance Increase	$17,035	—	—	—	—	17,035
Capital Balance Increase	—	53,712	78,298	—	—	132,010
Managers Fees/Costs Waived	—	(53,712)	(114,584)	—	—	(168,296)
Manager Reimbursement	—	—	—	(7,716)	—	(7,716)
Professional Service Timing	—	—	—	5,982	—	5,982
Other	—	—	—	(2,125)	(8,328)	(10,453)
Change	$17,035	—	(36,286)	(3,859)	(8,328)	(31,438)

– Mortgage servicing fees

The increase in mortgage servicing fees of $17,035 for the nine months ended September 30, 2016, compared to the same period in 2015 was due to the increase in the secured loan portfolio.

– Asset management fees, net

Total asset management fees chargeable increased by $53,712 for the nine months ended September 30, 2016, compared to the same period in 2015 due to the increase in members’ capital. All asset management fees chargeable for the nine months ended September 30, 2016 and 2015 were waived by RMC, at its sole discretion.  There is no assurance RMC will waive its right to receive such fees in future periods.

– Costs through RMC, net

Costs incurred by RMC, for which reimbursement could have been requested increased by $78,298 for the nine months ended September 30, 2016, compared to the same period in 2015 primarily due to the increases in members’ capital. The total amount of such costs for the nine months ended September 30, 2016 was waived by RMC, at its sole discretion. There is no assurance RMC will waive its right to receive such reimbursements in future periods.

– Professional services, net

Professional fees consists primarily of legal, audit and tax expenses. The decrease in professional services for the nine months ended September 30, 2016, was due primarily to manager reimbursements.

Analysis and discussion of income/(loss) from operations 2016 v. 2015 (for the three months ended)

Significant changes to income or expense areas for the three month period ended September 30, 2016 compared to the same period in 2015 are summarized in the following table.

		Provision/ Allowance
	Interest	For Loan	Late	Operations	Net
	Income	Losses	Fees	Expense	Income
For the three months ended
September 30, 2016	$696,544	—	4,539	21,891	679,192
September 30, 2015	462,963	—	1,951	13,611	451,303
Change	$233,581	—	2,588	8,280	227,889

Change
Loan Balance Increase	$250,534	—	—	6,727	243,807
Loan Portfolio Effective Yield Rate	(16,953)	—	—	—	(16,953)
Late Fees	—	—	2,588	—	2,588
Capital Balance Increase	—	—	—	47,618	(47,618)
Managers Fees Waived	—	—	—	(47,618)	47,618
Managers Reimbursement	—	—	—	—	—
Other	—	—	—	1,553	(1,553)
Change	$233,581	—	2,588	8,280	227,889

Interest income

Interest on loans, net increased $233,581 (50%) for the three months ended September 30, 2016, compared to the same period in 2015 due to growth of the secured loan portfolio offset by decreases in the effective yield. The portfolio’s strong payment history to date has resulted in no loans being designated as non-accrual.

Provision for loan losses/allowance for loan losses

At September 30, 2016, the company had no allowance for loan losses as no loans were designated as impaired, and all loans had protective equity such that at September 30, 2016, collection was deemed probable for amounts owing. There were no loans past due more than 90 days at September 30, 2016.

Operations Expense

Significant changes to operating expense areas for the three month period ended September 30, 2016 compared to the same period in 2015 are summarized in the following table.

	Mortgage Servicing Fees	Asset Management Fees, net	Costs From RMC, net	Professional Services, net	Other	Total
For the three months ended
September 30, 2016	$20,228	—	—	—	1,663	21,891
September 30, 2015	13,501	—	—	—	110	13,611
Change	$6,727	—	—	—	1,553	8,280

Change
Loan Balance Increase	$6,727	—	—	—	—	6,727
Capital Balance Increase	—	20,415	27,203	—	—	47,618
Managers Fees Waived	—	(20,415)	(27,203)	—	—	(47,618)
Manager Reimbursement	—	—	—	—	—	—
Other	—	—	—	—	1,553	1,553
Change	$6,727	—	—	—	1,553	8,280

– Mortgage servicing fees

The increase in mortgage servicing fees of $6,727 for the three months ended September 30, 2016, compared to the same period in 2015 was due to the increase in the secured loan portfolio.

– Asset management fees, net

Total asset management fees chargeable increased by $20,415 for the three months ended September 30, 2016, compared to the same period in 2015 due to the increase in members’ capital. All asset management fees chargeable for the three months ended September 30, 2016 and 2015 were waived by RMC, at its sole discretion. There is no assurance RMC will waive its right to receive such fees in future periods.

– Costs through RMC, net

Costs incurred by RMC, for which reimbursement could have been requested increased by $27,203 for the three months ended September 30, 2016, compared to the same period in 2015 primarily due to the increases in members’ capital. The total amount of such costs for the three months ended September 30, 2016 and 2015 was waived by RMC, at its sole discretion. There is no assurance RMC will waive its right to receive such reimbursements in future periods.

– Professional services, net

Professional fees consists primarily of legal, audit and tax expenses. The total amount of such costs for the three months ended September 30, 2016 and 2015 was reimbursed by RMC, at its sole discretion. There is no assurance RMC ill reimburse these costs in the future.

Liquidity and Capital Resources

The ongoing sources of funds for loans are the proceeds from (1) sale of units, including units sold by reinvestment of distributions, (2) loan payoffs, (3) borrowers’ monthly principal and interest payments, and, (4) to a lesser degree and, if obtained, a line of credit.  Cash generated from loan payoffs and borrower payments of principal and interest is used for operating expenses, income distributions to members, reimbursements to RMC of O&O expenses and unit redemptions in the next 12 months.  The cash flow, if any, in excess of these uses is re-invested in new loans.

Loan transactions for the nine months ended September 30, 2016 are summarized in a table included at Note 4 (Loans), and members’ capital transactions for the nine months ended September 30, 2016, are summarized in the Statement of Changes in Members’ Capital, both included in Part 1, Item 1 of the report on Form 10-Q, and both are incorporated by this reference in this Item2.

Cash Receipts and disbursements

Cash receipts and disbursements by business activity are presented in the following table for the three and nine months ended September 30.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015
Loan principal/advances/interest
Principal & advances collected	$4,105,900	$4,722,724	$14,613,238	$10,767,338
Interest received, net	690,103	469,814	1,908,796	1,242,028
Other loan income	4,589	1,951	11,502	7,283
Loan funding	(7,620,750)	(5,256,730)	(21,788,250)	(14,274,123)
Cash – loans, net	(2,820,158)	(62,241)	(5,254,714)	(2,257,474)

Operations Expense	(17,775)	(13,179)	(68,148)	(19,296)

Members’ capital
Gross subscription proceeds	3,925,921	1,969,425	10,028,663	6,063,454
Organization and offering costs, net	(121,616)	(98,744)	(358,351)	(276,062)
Formation loan, net	(273,910)	(138,980)	(689,746)	(416,633)
Distributions and redemptions, net	(486,531)	(475,803)	(1,370,896)	(1,334,944)
Cash – members’ capital, net	3,043,864	1,255,898	7,609,670	4,035,815
Net change in cash	$205,931	$1,180,478	$2,286,808	$1,759,045

The presentation above differs in format from the Statements of Cash Flows included in Part I, Item 1 of this report and emphasizes net cash generated or used in the company’s primary business activities.  The format of the Statements of Cash Flows is defined by GAAP.

Contractual obligations

At September 30, 2016 the company had no contractual obligations, except to reimburse RMC for O&O expenses. See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report for detailed presentations of the company activities for which related parties are compensated and related transactions, which presentations are incorporated by this reference into this Item 2.

At September 30, 2016 the company had no construction or rehabilitation loans outstanding.

Off-balance Sheet Arrangements

During the nine months ended September 30, 2016, we had no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not included because the company is a smaller reporting company.

Item 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The company carried out an evaluation, under the supervision and with the participation of the manager of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the manager concluded the company’s disclosure controls and procedures were effective.

Changes to Internal Control Over Financial Reporting

There have not been any changes in internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the manager’s or company’s internal control over financial reporting.

PART II – OTHER INFORMATION

ITEM 1.	Legal Proceedings

In the normal course of business, the company may become involved in various legal proceedings such as assignment of rents, bankruptcy proceedings, appointment of receivers, unlawful detainers, judicial foreclosure, etc. to enforce the provisions of the deeds of trust, collect the debt owed under the promissory notes or protect or recoup its investment from the real property secured by the deeds of trust and to resolve disputes between borrowers, lenders, lien holders and mechanics. None of these actions typically would be of any material importance.  As of September 30, 2016, the company was not involved in any legal proceedings other than those that would be considered part of the normal course of business.

ITEM 1A.	Risk Factors

There have been no material changes to the risk factors set forth in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2015.

ITEM 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Securities

There were no sales of securities by the company which were not registered under the Securities Act of 1933.

Use of Proceeds from Registered Securities

In June 2016, the company’s Registration Statement on Form S-11 filed with the SEC (SEC File No. 333-208315) to offer up to 120,000,000 units ($120,000,000) to the public and 20,000,000 units ($20,000,000) to its members pursuant to the DRIP became effective and is effective for up to three (3) years thereafter.

The units have been registered pursuant to Section 12(g) of the Exchange Act.  Such registration of the units, along with the satisfaction of certain other requirements under ERISA, enables the units to qualify as “publicly-offered securities” for purposes of ERISA and regulations issued thereunder.  By satisfying those requirements, the underlying assets of the company should not be considered assets of a “benefit plan investor” (as defined under ERISA) by virtue of the investment by such benefit plan investor in the units.

The following summarizes the proceeds from sales of units from inception (October 5, 2009) through September 30, 2016.

	Proceeds
Gross proceeds admitted from investors	$38,625,400
From electing members under our distribution reinvestment plan	3,850,100
From premiums paid by RMC	160,498	(1)
Total proceeds from unit sales	$42,635,998

(1)

If a member acquired units through an unsolicited sale, the member’s capital account is credited with their capital contribution plus a premium paid by RMC equal to the amount of the sales commissions that otherwise would have been paid to a broker-dealer by RMC.  This amount is reported in the year paid as taxable income to the member.

The proceeds from the sales of the units will not be segregated but will be commingled with the company’s cash. The ongoing sources of funds for loans are the proceeds from (1) sale of units, including units sold by reinvestment of distributions, (2) loan payoffs, (3) borrowers’ monthly principal and interest payments, and (4) to a lesser degree and, if obtained, a line of credit. Cash generated from loan payoffs and borrower payments of principal and interest is used for operating expenses, reimbursements to RMC of organization and offering expenses, and unit redemptions. The cash flow, if any, in excess of these uses is reinvested in new loans.

For a description of the formation loan advances made by RMI IX to RMC from offering proceeds to pay B/D sales commissions, see Note 3 (Manager and other Related Parties) to the financial statements included in Part I, Item 1 of this report, which information is incorporated by reference in this Part II, Item 2.

Redemptions are made once a quarter, on the last business day of the quarter. Redemptions for the three months ended September 30, 2016 were $208,520. The unit redemption program is ongoing and available to members beginning one year after the purchase of the units.  The maximum number of units that may be redeemed in any year and the maximum amount of redemption available in any period to members are subject to certain limitations.

ITEM 3.	Defaults Upon Senior Securities

Not Applicable.

ITEM 4.	Mine Safety Disclosures

Not Applicable.

ITEM 5.	Other Information

None.

ITEM 6.	Exhibits

Exhibit No.	Description of Exhibits

10.7	Form of advisory agreement

31.1	Certification of Manager pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Manager pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

REDWOOD MORTGAGE INVESTORS IX, LLC
(Registrant)

Date: November 10, 2016	By:	Redwood Mortgage Corp., Manager

		By:	/s/ Michael R. Burwell
		Name:	Michael R. Burwell
		Title:	President, Secretary and Treasurer
(On behalf of the registrant, and in the capacity of principal financial officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

10.7	Form of advisory agreement

31.1	Certification of Manager pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Manager pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Appendix B

FORM OF SELECTED INVESTMENT ADVISOR AGREEMENT

THIS SELECTED INVESTMENT ADVISOR AGREEMENT (the “Agreement”) is made and entered into as of the day indicated on Exhibit A attached hereto and by this reference incorporated herein, by and among REDWOOD MORTGAGE INVESTORS IX, LLC, a Delaware limited liability company (the “Company”) and the selected investment advisor (the “SIA”) identified in Exhibit A hereto.

WHEREAS, the Company is offering units of the Company (the “Units”) to the general public, pursuant to a public offering (the “Offering”) of the Units pursuant to a Prospectus (as defined below) filed with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Company has agreed to use its best efforts to sell the Units; and

WHEREAS, the SIA is an entity, as designated in Exhibit A hereto, organized and presently in good standing in the state or states designated in Exhibit A hereto, and presently registered as an investment advisor under the Investment Advisers Act of 1940, as amended (the “Act”) or if not registered under the Act, then it is registered under the state securities acts in the states where it does business as an investment advisor; and

WHEREAS, the Company has a currently effective registration statement on Form S-11 (File No. 333-208315), including a final prospectus, for the registration of the Units under the Securities Act of 1933, as amended (such registration statement, as it may be amended, and the prospectus and exhibits on file with the SEC, as well as any post-effective amendments or supplements to such registration statement and any related registration statement filed under Rule 462(b) of the Securities Act of 1933, as amended, and any prospectus relating to such registration statements, being herein respectively referred to as the “Registration Statement” and the “Prospectus”); and

WHEREAS, the offer and sale of the Units shall be made pursuant to the terms and conditions of the Registration Statement and the Prospectus and, further, pursuant to the terms and conditions of all applicable federal securities laws and the applicable securities laws of all states in which the Units are offered and sold; and

WHEREAS, the SIA is willing and desires to provide its clients with information concerning the Units and the procedures for subscribing for the Units upon the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the premises and terms and conditions herein contained, it is agreed between the Company and the SIA as follows.

1.Purchase of Units.

(a)The SIA hereby covenants, warrants and agrees that, in regard to any purchase of the Units by its clients, it will comply with all of the terms and conditions of the Registration Statement and the Prospectus, all applicable state and federal laws, including the Securities Act of 1933, as amended, the Act, and any and all regulations and rules pertaining thereto, heretofore or hereafter issued by the SEC. Neither the SIA nor any other person shall have any authority to give any information or make any representations in connection with the Units other than as contained in the Registration Statement and Prospectus, as amended and supplemented, and as is otherwise expressly authorized in writing by the Company.

(b)Clients of the SIA, or the SIA on behalf of its clients, may, following receipt of written notice by the SIA from the Company of the effective date of the Registration Statement, purchase the Units according to all such terms as are contained in the Registration Statement and the Prospectus. The SIA shall comply with all requirements set forth in the Registration Statement and the Prospectus. The SIA shall use and distribute, in connection with the Units, only the Prospectus and, if necessary, any separate prospectus relating solely to the Company’s Distribution Reinvestment Plan (“DRIP”), and such sales literature and advertising materials which shall conform in all respects to any restrictions of local law and the applicable requirements of the Securities Act of 1933, as amended, and which has been approved in writing by the Company. The Company reserves the right to establish such additional procedures as it may deem necessary to ensure compliance with the requirements of the Registration Statement and the Prospectus, and the SIA shall comply with all such additional procedures to the extent that it has received written notice thereof.

(c)All monies received for purchase of any of the Units shall be forwarded by the SIA to the Company.  Subscriptions will be executed as described in the Registration Statement or as directed by the Company. Each SIA receiving a subscriber’s check will deliver such check to the Company no later than the close of business of the first business day after receipt of the subscription documents by the SIA.

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(d)During the full term of this Agreement the Company shall have full authority to take such action as it may deem advisable in respect to all matters pertaining to the performance of the SIA under this Agreement.

(e)The Units may be purchased by clients of the SIA only where the Units may be legally offered and sold, only by such persons in such states who shall be legally qualified to purchase the Units, and only by such persons in such states in which the SIA is registered as an investment advisor or exempt from any applicable registration requirements.

(f)The SIA shall have no obligation under this Agreement to purchase on its clients’ behalf, or advise its clients to purchase, any of the Units.

(g)The SIA will use every reasonable effort to assure that Units are purchased only by clients who:

(i)meet the investor suitability standards, including the minimum income and net worth standards established by the Company and set forth in the Prospectus, and minimum purchase requirements set forth in the Registration Statement;

(ii)can reasonably benefit from an investment in the Company based on each prospective client’s overall investment objectives and portfolio structure;

(iii)are able to bear the economic risk of the investment based on each prospective client’s overall financial situation; and

(iv)have an apparent understanding of: (a) the fundamental risks of the investment; (b) the risk that the prospective client may lose the entire investment; (c) the lack of liquidity of the Units; (d) the restrictions on transferability of the Units; (e) the background and qualifications of the employees and agents of Redwood Mortgage Corp., the manager of the Company; and (f) the tax consequences of an investment in the Units.

(h)The SIA will make the determinations required to be made by it pursuant to subparagraph (g) above based on information it has obtained from each prospective client, including, at a minimum, but not limited to, the prospective client’s age, investment objectives, investment experience, income, net worth, financial situation, other investments of the prospective client, as well as any other pertinent factors deemed by the SIA to be relevant.

(i)In addition to complying with the provisions of subparagraph (g) above, and not in limitation of any other obligations of the SIA to determine suitability imposed by state or federal law, the SIA agrees that it will comply fully with the following provisions:

(i)The SIA shall have reasonable grounds to believe, based upon information provided by the client concerning such client’s investment objectives, other investments, financial situation and needs, and upon any other information known by the SIA, that (A) each client of the SIA that purchases Units is or will be in a financial position appropriate to enable such client to realize to a significant extent the benefits (including tax benefits) of an investment in the Units, (B) each client of the SIA that purchases Units has a fair market net worth sufficient to sustain the risks inherent in an investment in the Units (including potential loss of investment and lack of liquidity), and (C) the Units otherwise are or will be a suitable investment for each client of the SIA that purchases Units, and the SIA shall maintain files disclosing the basis upon which the determination of suitability was made;

(ii)The SIA shall not execute any transaction involving the purchase of Units in a discretionary account without prior written approval of the transaction by the client;

(iii)The SIA shall have reasonable grounds to believe, based upon the information made available to it, that all material facts are adequately and accurately disclosed in the Registration Statement and provide a basis for evaluating the Units;

(iv)In making the determination set forth in subparagraph (iii) above, the SIA shall evaluate items of compensation, physical properties, tax aspects, financial stability and experience of the sponsor, conflicts of interest and risk factors, appraisals, as well as any other information deemed pertinent by it;

(v)The SIA shall inform each prospective nondiscretionary client of all pertinent facts relating to the liquidity and marketability of the Units.

(j)The SIA agrees to retain in its files, for a period of at least six years, information which will establish that each purchaser of Units falls within the permitted class of investors.

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(k)The SIA either (i) shall not purchase Units for its own account or (ii) shall hold for investment any Units purchased for its own account.

(l)The SIA hereby confirms that it is familiar with Securities Act Release No. 4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, relating to the distribution of preliminary and final prospectuses, and confirms that it has complied and will comply therewith.

(m)A sale of Units shall be deemed to be completed only after the Company receives a properly completed subscription agreement for Units from the SIA evidencing the fact that the client had received a final Prospectus for a period of not less than five full business days, together with payment of the full purchase price of each purchased Unit from a buyer who satisfies each of the terms and conditions of the Registration Statement and Prospectus, and only after such subscription agreement has been accepted in writing by the Company. The Company reserves the right to reject any transaction with a buyer, or freeze, reject or block the assets of a buyer, that violates applicable anti-money laundering, economic sanctions, or other laws and regulations.

(n)The Manager will pay to the Company an amount equal to the sales commissions otherwise attributable to a sale of Units through a participating broker-dealer. The Company in turn may specially allocate the amount so paid by the Manager to the account of the investor who placed the order.

2.Compensation to SIA. The Company shall pay no fees, commissions, or other compensation to the SIA.

3.Association of the Company with Other Advisors and Dealers. It is expressly understood between the Company and the SIA that the Company may cooperate with broker-dealers who are registered as broker-dealers with the Financial Industry Regulatory Authority, Inc. (the “FINRA”) or with other investment advisors registered under the Act. Such broker-dealers and investment advisors may enter into agreements with the Company on terms and conditions identical or similar to this Agreement and shall receive such rates of commission or other fees as are agreed to between the Company and the respective broker-dealers and investment advisors and as are in accordance with the terms of the Registration Statement.

4.Conditions of the SIA’s Obligations. The SIA’s obligations hereunder are subject, during the full term of this Agreement and the Offering, to (a) the performance by the Company of its obligations hereunder and compliance by the Company with the covenants set forth in Section 7 hereof; and (b) the conditions that: (i) the Registration Statement shall become and remain effective; and (ii) no stop order shall have been issued suspending the effectiveness of the Offering.

5.Conditions to the Company’s Obligations. The obligations of the Company hereunder are subject, during the full term of this Agreement and the Offering, to the conditions that: (a) at the effective date of the Registration Statement and thereafter during the term of this Agreement while any Units remain unsold, the Registration Statement shall remain in full force and effect authorizing the offer and sale of the Units; (b) no stop order suspending the effectiveness of the Offering or other order restraining the offer or sale of the Units shall have been issued nor proceedings therefor initiated or threatened by any state regulatory agency or the SEC; and (c) the SIA shall have satisfactorily performed all of its obligations hereunder and complied with the covenants set forth in Section 6 hereof.

6.Covenants of the SIA. The SIA covenants, warrants and represents, during the full term of this Agreement, that:

(a)The SIA is registered as an investment advisor under the Act or if not registered under the Act, then it is registered under the state securities acts in the states where it does business as an investment advisor.

(b)Neither the SIA nor any person associated with the SIA is registered as a broker-dealer or registered representative with the FINRA.

(c)The SIA shall comply with all applicable federal and state securities laws, including, without limitation, the disclosure requirements of the Act or if not registered under the Act, the state securities acts in the states where it does business as an investment advisor, and the provisions thereof requiring disclosure of the existence of this Agreement and the compensation to be paid to the SIA hereunder.

(d)The SIA shall maintain the records required by:

(i)Section 204 of the Act, and Rule 204-2 thereunder in the form and for the periods required thereby if registered under the Act; or

3

(ii)the state securities acts in the states where it does business as an investment advisor, in the form and for the periods required thereby, if not registered under the Act.

(e)The SIA has adopted and implemented an anti-money laundering program pursuant to Section 352 of the USA PATRIOT Act of 2001; the SIA has adopted and implemented a customer identification program (“CIP”), in compliance with 31 C.F.R. §103.122 (the “CIP Rule”); the SIA (or its agent) will perform the identification, verification, notice and documentation requirements with respect to each investor, as required by the CIP Rule; further, the SIA will comply with applicable economic sanctions regimes, including the laws, regulations and Executive Orders administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, including the list of Specially Designated Nationals and Blocked Persons.

7.Covenants of the Company. The Company covenants, warrants and represents, during the full term of this Agreement, that:

(a)The Company shall inform the SIA whenever and as soon as it receives or learns of any order issued by the SEC, any state regulatory agency or any other regulatory agency which suspends the effectiveness of the Registration Statement or prevents the use of the Prospectus or which otherwise prevents or suspends the offering or sale of the Units, or receives notice of any proceedings regarding any such order.

(b)The Company shall give the SIA written notice when the Registration Statement becomes effective and shall deliver to the SIA such number of copies of the Prospectus, and any supplements and amendments thereto, which are finally approved by the SEC, as the SIA may reasonably request for sale of the Units.

(c)The Company shall promptly notify the SIA of any post-effective amendments or supplements to the Registration Statement or Prospectus, and shall furnish the SIA with copies of any revised Prospectus and/or supplements and amendments to the Prospectus and/or any prospectus relating solely to the DRIP.

8.Payment of Costs and Expenses. The SIA shall pay all costs and expenses incident to the performance of its obligations under this Agreement.

9.Indemnification.

(a)The SIA agrees to indemnify, defend and hold harmless the Company, its affiliates and their or its officers, directors, trustees, employees and agents, against all losses, claims, demands, liabilities and expenses, joint or several, including reasonable legal and other expenses incurred in defending such claims or liabilities, whether or not resulting in any liability to the Company, its affiliates and their or its officers, directors, trustees, employees or agents, which they or any of them may incur arising out of (i) the offer or sale (as such term is defined in the Securities Act of 1933, as amended) by the SIA, or any person acting on its behalf, of any Units pursuant to this Agreement, if such loss, claim, demand, liability, or expense arises out of or is based upon an untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission of a material fact, other than a statement, omission, or alleged omission by the SIA which is also, as the case may be, contained in or omitted from the Prospectus or the Registration Statement and which statement or omission was not based on information supplied to the Company by such SIA; (ii) the breach by the SIA, or any person acting on its behalf, of any of the terms and conditions of this Agreement; or (iii) the negligence, malpractice or malfeasance of the SIA. This indemnity provision shall survive the termination of this Agreement.

(b)The Company agrees to indemnify, defend and hold harmless the SIA, its officers, directors, employees and agents, against all losses, claims, demands, liabilities and expenses, including reasonable legal and other expenses incurred in defending such claims or liabilities, which they or any of them may incur, including, but not limited to, alleged violations of the Securities Act of 1933, as amended, but only to the extent that such losses, claims, demands, liabilities and expenses shall arise out of or be based upon (i) any untrue statement of a material fact contained in the Registration Statement, at the time it became effective with the SEC or in the Prospectus (as from time to time amended or supplemented), or (ii) any omission or alleged omission to state therein a material fact required to be stated in the Prospectus or the Registration Statement at the time it became effective or necessary to make such statements, and any part thereof, not misleading; provided, further, that any such untrue statement, omission or alleged omission is not based on information included in any such document which was supplied to the Company or any officer of the Company by such SIA; provided that in each case that such claims or liabilities did not arise from SIA’s own negligence, malpractice or malfeasance. This indemnity provision shall survive the termination of this Agreement.

(c)No indemnifying party shall be liable under the indemnity provisions contained in subparagraphs (a) and (b) above unless the party to be indemnified shall have notified such indemnifying party in writing promptly after the summons or other first legal process giving information of the nature of the claim served upon the party to be indemnified, but failure to notify an indemnifying party of any such claim shall not relieve it from any liabilities which it may have to the indemnified party against whom action is brought other than on account of its indemnity provision contained in subparagraphs (a) and (b) above. In the case of any

4

such claim, if the party to be indemnified notified the indemnifying party of the commencement thereof as aforesaid, the indemnifying party shall be entitled to participate at its own expense in the defense of such claim. If it so elects, in accordance with arrangements satisfactory to any other indemnifying party or parties similarly notified, the indemnifying party has the option to assume the entire defense of the claim, with counsel who shall be reasonably satisfactory to such indemnified party and all other indemnified parties who are defendants in such action, unless such indemnified parties reasonably objects to such assumption on the ground that there may be legal defenses available to it which are different from or in addition to those available to such indemnifying party. Any indemnified party shall have the right to employ a separate counsel in any such action and to participate in the defense thereof but the reasonable fees and expenses of such counsel shall be borne by such party unless such party has objected in accordance with the preceding sentence, in which event such fees and expenses shall be borne by the indemnifying parties. Except as set forth in the preceding sentence, if an indemnifying party assumes the defense of such action, the indemnifying party shall not be liable for any fees and expenses of separate counsel for the indemnified parties incurred thereafter in connection with such action. In no event shall the indemnifying parties be liable for the reasonable fees and expenses of more than one counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

10.Term of Agreement. This Agreement shall become effective on the date on which this Agreement is executed by the Company and the SIA. The SIA and the Company may prevent this Agreement from becoming effective, without liability to any other party to this Agreement, by written notice before the time this Agreement otherwise would become effective. After this Agreement becomes effective, any party may terminate it at any time for any reason by giving thirty (30) days’ written notice to the other party; provided, however, that this Agreement shall in any event automatically terminate at the first occurrence of any of the following events: (a) the Registration Statement for the offer and sale of the Units shall cease to be effective; (b) the Offering shall be terminated; or (c) the SIA’s license or registration to act as an investment advisor shall be revoked or suspended by any federal, self-regulatory or state agency and such revocation or suspension is not cured within ten (10) days from the date of such occurrence. In any event, this Agreement shall be deemed suspended during any period for which such license or registration is revoked or suspended.

11.Arbitration.

(a)As between the parties hereto, all questions as to rights and obligations arising under the terms of this Agreement are subject to arbitration, including any question concerning any right or duty under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the securities laws of any state in which Units are offered, and such arbitration shall be governed by the rules of the American Arbitration Association.

(b)If a dispute should arise under this Agreement, any party may within 60 days make a demand for arbitration by filing a demand in writing for the other.

(c)The parties may agree upon one arbitrator, but in the event that they cannot agree, there shall be three, one named in writing by each of the parties within five (5) days after demand for arbitration is given and a third chosen by the two appointed. Should either party refuse or neglect to join in the appointment of the arbitrator(s) or to furnish the arbitrator(s) with any papers or information demanded, the arbitrator(s) are empowered by both parties to proceed ex parte.

(d)Arbitration shall take place in the County of San Mateo, California, and the hearing before the arbitrator(s) of the matter to be arbitrated shall be at the time and place within said city as is selected by the arbitrator(s). The arbitrator(s) shall select such time and place promptly after his (or their) appointment and shall give written notice thereof to each party at least sixty (60) days prior to the date so fixed. At the hearing any relevant evidence may be presented by either party, and the formal rules of evidence applicable to judicial proceedings shall not govern. Evidence may be admitted or excluded in the sole discretion of the arbitrator(s). Said arbitrator(s) shall hear and determine the matter and shall execute and acknowledge their award in writing and cause a copy thereof to be delivered to each of the parties.

(e)If there is only one arbitrator, his decision shall be binding and conclusive on the parties, and if there are three arbitrators the decision of any two shall be binding and conclusive. The submission of a dispute to the arbitrator(s) and the rendering of his (or their) decision shall be a condition precedent to any right of legal action on the dispute. A judgment confirming the award of the arbitrator(s) may be rendered by any Court having jurisdiction; or such Court may vacate, modify, or correct the award in accordance with the prevailing sections of California state law.

(f)If three arbitrators are selected under the foregoing procedure but two of the three fail to reach an agreement in the determination of the matter in question, the matter shall be decided by three new arbitrators who shall be appointed and shall proceed in the same manner, and the process shall be repeated until a decision is finally reached by two of the three arbitrators selected.

(g)The costs of such arbitration shall be borne by the losing party or in such proportions as the arbitrator(s) shall determine.

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12.Notices. All notices and communications hereunder shall be in writing and shall be deemed to have been given and delivered when deposited in the United States mail, postage prepaid, registered or certified mail, to the applicable address set forth below.

If sent to the Company:

Redwood Mortgage Investors IX, LLC
1825 S. Grant Street, Suite 250
San Mateo, California 94402
Attention:  Mr. Thomas R. Burwell

If sent to the SIA: to the person whose name and address are identified in Exhibit A hereto.

13.Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and shall not be assigned or transferred by the SIA by operation of law or otherwise.

14.Miscellaneous.

(a)In order to meet its obligations under Federal law, the Company or its designee may obtain, verify, and record information that identifies the SIA and any person acting on the SIA’s behalf, including the information provided in Exhibit A of this Agreement, and may ask to see identifying documents or utilize various databases for this purpose.

(b)This Agreement shall be construed in accordance with the applicable laws of the State of Delaware and the appropriate courts in the County of San Mateo, California shall be the forum for any litigation arising hereunder.

(c)Nothing in this Agreement shall constitute the SIA as in association with or in partnership with the Company.

(d)The terms of this Agreement may be extended to cover additional offerings of units of the Company by the execution by the parties hereto of an addendum identifying the units and registration statement relating to such additional offering. Upon execution of such addendum, the terms “Units,” “Offering”, “Registration Statement” and “Prospectus” set forth herein shall be deemed to be amended as set forth in such addendum.

(e)This Agreement, including Exhibit A hereto, embodies the entire understanding, between the parties to the Agreement, and no variation, modification or amendment to this Agreement shall be deemed valid or effective unless it is in writing and signed by all the parties hereto.

(f)If any provision of this Agreement shall be deemed void, invalid or ineffective for any reason, the remainder of the Agreement shall remain in full force and effect.

(g)This Agreement may be executed in counterpart copies, each of which shall be deemed an original but all of which together shall constitute one and the same instrument comprising this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year indicated on Exhibit A hereto.

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COMPANY
REDWOOD MORTGAGE INVESTORS IX, LLC

By:
Print Name:
Title:
Witness:

SELECTED INVESTMENT ADVISOR
Name of SIA:
By:
Print Name:
Title:
Witness:

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EXHIBIT A TO SELECTED INVESTMENT ADVISOR AGREEMENT

This Exhibit A is attached to and made a part of that certain Selected Investment Advisor Agreement (the “Agreement”), dated as of the ________ day of _______________ by and among Redwood Mortgage Investors IX, LLC, as Company and _________________________, as Selected Investment Advisor.

1.	Date of Agreement:
2.	Identity of Selected Investment Advisor:
Name:
Address (i.e., principal place of business, local office or other physical location):

Taxpayer Identification Number:
Type of Entity:
(To be completed by the Selected Investment Advisor, e.g., corporation, partnership or sole proprietorship.)
State Organized in:
(To be completed by Selected Investment Advisor)

Qualified To Do Business and in Good Standing in the Following Jurisdictions (including your state of organization). (Note: Qualification to do business in any jurisdiction is generally a requirement imposed by the secretary of state or other authority of jurisdictions in which you do business, and is not related to your holding a license as an investment advisor in such jurisdictions. Questions concerning this matter should be directed to you or your legal counsel.)

(To be completed by the Selected Investment Advisor)

If not registered with the SEC, list the states in which the SIA is registered as an Investment Advisor:

(To be completed by the Selected Investment Advisor)
3.	Please list the brokerage platforms with which you are affiliated, if any, which will act as the Broker Dealer of record for any sales of securities made upon your recommendation:

(To be completed by the Selected Investment Advisor)
4.	Name and Address for Notice Purposes (see Section 12 of Agreement):
Name:
Title:
Company:
Address:
City, State and Zip: Telephone Number (including area code):
5.	Please complete the following for our records:
(a) How many registered investment advisors are with your firm? ________

PLEASE ENCLOSE A CURRENT LIST. ALL INFORMATION WILL BE HELD IN CONFIDENCE.

(b) Does your firm publish a newsletter? Yes ____ No ____

Exhibit A to
Selected Investment Advisor Agreement

What is/are the frequency of the publication(s)?
Weekly ________Monthly ________Quarterly________
Bi-weekly ________Bi-monthly ________Other ________ (please specify)
PLEASE PLACE REDWOOD MORTGAGE INVESTORS IX, LLC ON YOUR MAILING LIST AND PROVIDE A SAMPLE OF THE PUBLICATION IF AVAILABLE.

(c)	Does your firm have regular internal mailings, or bulk package mailings to its registered investment advisors?
Yes _____ No _____

PLEASE PLACE REDWOOD MORTGAGE INVESTORS IX, LLC ON YOUR MAILING LIST AND PROVIDE A SAMPLE OF THE PUBLICATION IF AVAILABLE.

(d)	Does your firm have a computerized electronic mail (E-Mail) system for your registered investment advisors?
Yes _____ No _____
If so, please provide e-mail address:

(e)	Website address:
Person responsible:

Exhibit A to
Selected Investment Advisor Agreement